Exhibit 99.1

AN AUDIT OF THE
MINERAL RESERVES/RESOURCES
TAYOLTITA, SANTA RITA AND SAN ANTONIO MINES
AS OF DECEMBER 31, 2007
FOR
SILVER WHEATON CORP.

Velasquez Spring, P.Eng.
Senior Geologist

and

Gordon Watts, P.Eng.
Senior Associate Mineral Economist

February 22, 2008	Watts, Griffis and McOuat Limited
Toronto, Canada	Consulting Geologists and Engineers

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(continued)

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(continued)

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(continued)

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1. SUMMARY

General

Watts, Griffis and McOuat Limited ("WGM") was retained by Silver Wheaton Corp.
("Silver Wheaton") to conduct an independent audit of the Mineral Reserves and Mineral Resources of three Mexican operating gold and silver mines in Durango Mexico, belonging to Luismin S.A. de C.V. ("Luismin") as of December 31, 2007, and to prepare a report in compliance with National Instrument 43-101 ("NI 43-101"). Silver Wheaton is a 64% owned company of Goldcorp Inc./Wheaton River Minerals Ltd. ("Wheaton") that has agreed to purchase all the silver produced by Luismin's mining operations in Mexico over a 25 year period (2005 to 2029). Wheaton purchased all of the shares of Luismin in 2002 and Luismin, a Mexican mining company, is now a wholly owned subsidiary of Wheaton. The purpose of the audit was to support disclosure in Silver Wheaton's Annual Information Form.

WGM has visited the three mines on several occasions during the past seven years and produced independent Mineral Resource/Reserve audits of Luismin's operations as of: December 31, 2001; December 31, 2002; August 31, 2004, December 31, 2004 and December 31, 2006. Previously Pincock, Allen and Holt ("PAH") had conducted independent audits as of: June 30, 1998; December 31, 1999; and, October 31, 2000.

The three mining properties are each operated by wholly owned subsidiaries of Luismin and include: Tayoltita, Santa Rita and San Antonio mines in the San Dimas district, on the border of Durango and Sinaloa states. Exploration and exploitation concessions covering the three mines have a total area of 24,700.9 ha. This extensive land ownership covers the mines, as well as the most prospective surrounding areas, and forms an important asset for Luismin's future exploration programs.

All mines are underground operations using primarily mechanized cut-and-fill mining methods. After milling, cyanidation, precipitation and smelting, doré bars are poured and then transported for refining, 45.31% to Torreon, Mexico and 54.69% to Salt Lake City, Utah.

Luismin also holds numerous exploration projects throughout Mexico, most of which are in the grassroots stage of development.

Luismin's production of gold and silver in the San Dimas District: during 2005 was 115,913 oz Au and 7,380,755 oz Ag; during 2006 was 162,669 oz Au and 8,695,955 oz Ag; and, during 2007 was 132,898 oz Au and 6,911,482 oz Ag.

The geological and engineering work done by Luismin is of high quality and follows accepted engineering practices, and record keeping is very good.

The three mines that comprise the San Dimas District, Tayoltita, Santa Rita and San Antonio are located some 125 km northeast from Mazatlan, Sinaloa or approximately 150 km west of the city of Durango, Durango. The district is accessed by aircraft in a one hour flight from either Mazatlan or Durango, or by driving some 10 hours from Durango.

The Santa Rita mine is located approximately 3 km upstream from the Tayoltita mine while the San Antonio mine is 7 km west of Tayoltita. Production from the three mines is processed in the central milling facility at Tayoltita. The San Antonio mill, that formerly processed production from the San Antonio mine, was put in care and maintenance in November 2003. The San Antonio mill is accessed from the Tayoltita mine by road, to the portal of the San Luis tunnel then through the tunnel and finally along a river bed or access road to the mill, about an hour and a half drive in total.

The San Dimas District has experienced a long history of mining since precious metal production was first reported in 1757. Historical production is estimated at 571.6 million ounces of silver and 10.59 million ounces of gold making the San Dimas District third in Mexico for precious metal production.

The geological setting at San Dimas shows two major volcanic successions, totalling 3,500 m in thickness, separated by an erosional and depositional unconformity. The Lower Volcanic Unit ("LVG") is predominantly composed of andesitic and rhyolitic flows and tuffs, while the Upper Volcanic Unit ("UVG") is composed of a lower andesitic horizon capped by rhyolitic ash flows and tuffs. The LVG is the host of the mineralized veins.

The district lies within an area of complex normal faulting. Five major, post-ore north-northwest trending faults have divided the district into five tilted blocks.

The deposits are high grade, silver-gold epithermal vein deposits formed from the final stages of igneous and hydrothermal activity in two different vein systems. The first formed set of veins strikes east-west while the second strikes north-northeast. Both sets of veins pinch, swell, bifurcate and exhibit horse-tailing and cymoidal structures. The veins vary in width from a fraction of a centimetre to fifteen metres, but average 1.5 m. The ore shoots in the veins have variable strike lengths, and average 150 m. They can have up to 200 m down-dip extensions but the down-dip extensions are normally less than the strike length. The ore forming minerals are light coloured, medium to coarse grained quartz with intergrowths of base metal sulphides, pyrite, argentite, polybasite, native silver and electrum.

Typical of epithermal systems, the San Dimas District exhibits a vertical zonation with a distinct top and bottom that Luismin has termed the Favourable Zone. At the time of deposition, the Favourable Zone was in a horizontal position, paralleling the erosional surface of the LVG. Luismin has successfully located the Favourable Zone in fault tilted blocks from the position of the unconformity between the lower and upper volcanic units. At San Dimas, the Favourable Zone has a vertical extent of some 300 to 600 m. Past mining experience has shown that 30% of the volume/tonnage of structures in the Favourable Zone, when later developed, becomes ore. At the current mining rate, Inferred Mineral Resources are being successfully developed on a yearly basis into Mineral Reserves to replace mined out ore.

Exploration is done both by diamond drilling and by underground development work. The drilling is mainly done from underground stations.

The workings of the San Dimas District mines are sampled across the vein at 1.5 m intervals along the vein under the direction of the Geological Department. The splits are taken along the sample line to reflect geology but no sample is greater than 1.5 m. Once an ore block has been developed, the sample line spacing may be increased to 3.0 m. Sampling is by an approximately 10 cm wide chip-channel across the vein.

The samples are crushed, ground, split and homogenized at the mine assay laboratory to produce a representative 10 g sample for fire assaying. Routine quality control is carried out with check assays done at the mine assay laboratory, and between commercial assay mine laboratories.

The method used by Luismin to estimate tonnage/grade at the mines in an ore shoot is the conventional block estimation method where the average width is multiplied by the area measured in a vertical plane (corrected for dip) to determine the volume. This volume is multiplied by the Specific Gravity ("SG") of 2.7 to give the estimated tonnage.

Grade corrections of 0.85 by silver grade and 0.95 by gold grade, have been applied. To account for narrow veins at the San Dimas mines, a dilution factor of 10% (at zero grade) is also applied to blocks of less than 5,000 tonnes. These grade corrections and dilution, where appropriate, are applied to both the Proven and Probable Mineral Reserves and the Inferred Mineral Resources.

Calculation of the minimum cutoff grade is based on market metal prices for gold and silver metal recovered in the mill and the average monthly production costs for mining/milling/overhead etc., to produce a minimum dollar per tonne cutoff grade.

The terminology used by Luismin to designate Measured and Indicated Mineral Resources and Proven and Probable Mineral Reserves is in general agreement with the CIM Standards as adopted in NI 43-101.

Luismin designates Proven Mineral Reserves only when mineralization above cutoff grade is exposed in a drift. The distance projected above and below the drift is a function of the exposed length of the above-cutoff grade mineralization in the drift.

Luismin also estimates Probable Mineral Reserves by diamond drilling. A square is drawn on the vertical longitudinal section with the drillhole centered on the square. The shape and size of the block depends upon the geological interpretation and thickness of the vein ranging from 25 by 25 m for veins less than 1.0 m thick to 50 by 50 m for veins greater than 1.5 m thick.

Drillhole blocks, based on drillhole assays 50 m or less from underground workings, are classified as "Probable Mineral Reserves from Drilling".

Mining has been conducted in the San Dimas District for more than 200 years and knowledge of the geology i.e. character of the more than 100 veins/structures has been obtained. Detailed mapping and record keeping has assisted in developing a working model. The economic mineralization is known to be confined to an epithermal zone with a distinct top and bottom. Experience has shown that the mineralization within the vein/structure in the favourable zone is very irregular but statistically occupies 30% of the vein/structure. The extent of extrapolation of an individual vein/structure within the favourable zone is defined on structural and stratigraphic relationships supported by geochemical trace element studies and by fluid inclusion studies. These studies have been published as various papers in Economic Geology (see bibliography).

Extrapolation of a particular vein/structure (generally from 200 m to 500 m but in some cases up to 1,000 m) is based on various criteria from: known underground workings, surface exposure, drillholes intercepts; continuity and width of the known part of the structure, etc.

WGM's audit of Luismin's Mineral Resource/Mineral Reserve estimates did not uncover any fatal flaws, and WGM believes that the methods used by Luismin to estimate the Mineral Resources/Mineral Reserves are reasonable.

Prior to 2004, the three Luismin mines in the San Dimas District were treated as separate mining units with production from the Tayoltita and Santa Rita mines processed at the Tayoltita mill and production from the San Antonio mine processed at the San Antonio mill. Late in 2003, the San Antonio mill was put on standby and closed, and with all mine production to be processed through the Tayoltita mill, a reclassification was made into three new mining units: Tayoltita, Santa Rita and the Central Block.

The Proven and Probable Mineral Reserves at the three operating mining units as of December 31, 2007 are 4.68 million tonnes at 381 g Ag/t and 5.41 g Au/t, as follows:

Proven and Probable Mineral Reserves - San Dimas
	Tonnes	g Ag/t	g Au/t
Proven Mineral Reserves
Tayoltita	322,991	318	2.90
Santa Rita	233,526	339	2.45
Block Central	1,042,036	419	7.39

Probable Mineral Reserves
Tayoltita	1,111,263	309	3.15
Santa Rita	442,047	337	2.84
Block Central	1,526,597	440	7.44
Notes to Reserve Statement

1.	Reserves were estimated by Luismin and audited by WGM as of December 31, 2007.
2.	Cutoff grade for the San Dimas District, based on total operating cost, was US$73.07 per tonne.
3.	All reserves are diluted, a mining recovery factor has not been applied, but WGM estimates that the mining recovery will be approximately 90%.
4.	The tonnage factor is 2.7 tonnes per cubic metre.
5.	Cutoff values are calculated at a silver price of US$10.00 per troy ounce and US$550.00 per troy ounce for gold.

The Inferred Mineral Resources at San Dimas, diluted, are about 17.55 million tonnes at an approximate grade of 324 g Ag/t and 3.29 g Au/t, and are separately reported and not included in the above total Mineral Reserve estimate, as Inferred Mineral Resources are not known to the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

The three silver and gold mines in the San Dimas district are underground operations employing cut-and-fill mining and using load, haul, and dump ("LHD") equipment. Primary access is provided by adits and internal ramps. Milling operations are carried out at Tayoltita which has a capacity of 2,100 tpd. The ore is processed by conventional cyanidation followed by zinc precipitation of the silver and gold and refining for the production of doré.

In 2005, the San Dimas District mined 507,528 tonnes at an average grade of 7.4 g Au/t and 497 g Ag/t for a production of 115,913 oz of gold and 7,380,755 oz silver at recoveries of 96.1% and 91% respectively, in 2006, the production was 688,942 tonnes at an average grade of 7.76 g Au/t and 438 g Ag/t for a production of 162,669 oz of gold and 8,695,953 oz of silver at recoveries of 95.6% and 90.2% respectively. In 2007, the production was 685,162 tonnes at an average grade of 6.27 g Au/t and 341 g Ag/t for a production of 132,898 oz of gold and 6,911,482 oz of silver at recoveries of 94.7% and 91.1%, respectively.

Environmental Issues with Luismin Operations

When Wheaton acquired the San Dimas mines, Luismin’s practice in the design and operation of tailings containment sites complied with the requirements of Mexico and with the permits issued for the dams in use at San Dimas, however, improvements were necessary to bring the tailings dam designs and operations up to international guidelines. Various assessments and geotechnical testing have been carried out in the past six years to investigate the safety of the dams and design improved operational procedures for the tailings deposits and Wheaton River has initiated various construction works to increase the dam safety and to better manage the tailings operations.

Tailings previously were discharged from milling operations into unlined structures designed to settle the solids and to collect and drain solutions for recycle to the milling operations. The containment structures were constructed from the more dense and coarse underflow from cyclones operating on the tailings lines. Solutions from the cyclone overflows drained to decant structures in the central dam area and the solutions were recycled to the mill.

In the San Dimas district, both tailings dams at San Antonio and at Tayoltita required extensive work to stabilize the structures against erosion and possible failure. The deficiencies were recognized and capital expenditures were begun to improve this area of operations.

At the San Antonio dam, the scope of work included seepage controls, geotechnical investigations to support the existing tailings and the installation of a rock filled berm and a Roller Compacted Concrete ("RCC") stepped spillway. The operation at the San Antonio mill had been shut down primarily due to the depletion of tailings storage capacity at the San Antonio tailings dam.

Improving the safety factor on the Tayoltita tailings dam has included the placement of a reinforcing berm downstream of the current dam and extension of the seepage collection system. The three phase of constructing the safety berm, to stabilize the dam, has been completed. The ten-stage tailings pumping system has been replaced with single stage positive displacement pumps as well as a new pipeline crossing of the river. The river crossing design includes spill protection in the event of a line failure. Belt filtering of the tailings that allows dry placement of the tailings, is currently in operation at the Tayoltita operation, one of three dry tailings operations in Mexico.

With the remediation and stabilization works underway and the work planned for the future, Luismin's operations have moved considerably forward in bringing the tailings operations to international guidelines since acquisition of the operations by Wheaton River.

Capital and Operating Costs

A series of capital expenditures is required to address the remaining environmental deficiencies with the Luismin operations, sustain the existing operations and complete planned expansions of the production capacity. The capital expenditures for environmental purposes since 2004 have totalled US$8.9 million.

Capital expenditures are also being made to expand the Tayoltita mill operation to 3,200 tpd as the central milling facility for the San Dimas mining operations at the Tayoltita Mine, Santa Rita Mine and the Central Block Mine (includes the former San Antonio Mine).

In addition to expenditures for expansion, capital is also committed to sustain the existing production facilities with equipment replacement and ongoing exploration and mine development.

Operating costs, in 2007, in the San Dimas District for the three mines averaged US$73.07 per tonne. Detailed operating costs are separately accounted for all aspects of the mining operations to determine the cutoff grade to plan and control the mining operations.

The Luismin operations have achieved significant reductions in operating costs from increasing the scale of operations as well as improvements in the efficiencies of operating methods. Various improvements such as the integration of the Santa Rita ore haulage with Tayoltita will continue to improve efficiencies and reduce the cost structure. All operations will incur some increase in operating costs associated with the future tailings operations and associated environmental monitoring.

Markets and Contracts

Luismin ships 45.31% of the silver and gold doré bars to Peñoles in Torreon, Mexico where a charge of US$4.25 per kilo of doré, based on 99.8% of the contained gold and silver, is made to Luismin. The remaining 54.69% of the doré bars are shipped to the Johnson Matthey refinery in Salt Lake City, where a refining charge of US$0.14 per troy oz of the doré received is paid to the refinery.

Although Luismin has successfully used a hedging policy in the past for its sale prices, virtually all hedge positions were fulfilled by late 2002 and there are no hedges in place at the time of this report.

Observations

WGM believes that the Inferred Mineral Resources are an important part of the overall planning for this project because:

  Production from the San Dimas deposits has been sustained for more than 200 years;

  Luismin has been successfully conducting mine operations at San Dimas for 30 years;

  Capital investment of approximately US$150.4 million is currently planned by Luismin for a 50% production increase from the present production over 5 years (2007-2011);

  A study in the main production area at San Dimas covering the period from 1979 to 1988 showed that Luismin was able to achieve a conversion rate of about 90% of the Inferred Mineral Resources into Mineral Reserves;

  WGM believes that Luismin has successfully demonstrated that there is a high probability that Inferred Mineral Resources will be converted to Mineral Reserves;

  Luismin operating practice has been to convert Mineral Resources into Mineral Reserves after drifting in the mineralization and completion of sampling and mining of the headings;

  Due to the combination of ever expanding production requirements, better access to capital, the well understood geology and economic zone of the mineralization, and the historical success of the operations, Luismin will be better positioned to support mine development and Mineral Reserve definition with a normal level of diamond drilling prior to mining. This should provide for a higher level of Mineral Reserve definition prior to mining; and,

  Luismin has completed most of the capex required for the expanded next four years operation and the cash flow analysis shows the project is extremely robust and breaks even (after taxes) at a gold price of US$270 gold/oz and US$5.00 silver/oz.

  Luismin has estimated Proven and Probable Reserves as of December 31, 2007. WGM's audit of the reserves of the Luismin mines incorporated the following steps:

  A review of all the steps in the estimation process to confirm that the procedures are appropriate for each of the deposits;

  An analysis of the system used to classify the reserves to determine whether it meets current international standards of practice in the mining industry (NI 43-101);

  A review of any changes in the estimation process since December 31, 2003;

  A review of the reconciliation between predicted reserves and actual results of mining over the period 1975 through December 31, 2007; and,

  An analysis of operating results for 2007 to confirm that the reserves are in fact being mined and processed at a profit.

  Interpretation and Conclusions

  WGM has concluded that:

  Total Proven and Probable Mineral Reserves estimated as of December 31, 2007, for Luismin's three operating mines (Tayoltita, Santa Rita, San Antonio/Block Central) are 4.68 million tonnes at a grade of 381 g Ag/t and 5.41 g Au/t;

  The procedures used by Luismin to estimate the Mineral Reserves are reasonable and the reserves fairly represent the tonnage and grade that can be expected from an operation;

  The total Inferred Mineral Resources, estimated as of December 31, 2006, for the same three operating mines, and not included in the Mineral Reserves stated above, are about 17.55 million tonnes at an approximate grade of 324 g Ag/t and 3.29 g Au/t;

  The procedures used by Luismin to estimate the Inferred Mineral Resources are reasonable and there is a reasonable expectation the Inferred Resource will be converted to Indicated and Measured Resources;

  The experience and capabilities of the Luismin management team are regarded as excellent and important elements in the success of current and future operations;

  The potential for exploration, both on active mining properties as well as on exploration holdings, to expand the reserve base to both support and expand operations is excellent;

    Future operations will incur additional capital and operating costs for management of tailings sites as well as remediation of existing sites;

    Opportunities for future reductions in operating costs will be possible with capital investment in mining and processing equipment as well as changes to operating practices; and,

    The past history of the Luismin operations showed growth in small increments where capital expenditures were justified on short term planning and assessments. This resulted in "add on" style expansions and a variety of equipment sizes and types that reduced some efficiencies in operations and maintenance. The renewed support of capital and longer term planning should lead to better return on investments;

    2. INTRODUCTION AND TERMS OF REFERENCE

    2.1      GENERAL

    At the request of Silver Wheaton Corp. ("Silver Wheaton"), Watts, Griffis and McOuat Limited ("WGM") revisited the three operating gold and silver mines in Mexico of the Mexican corporation Luismin S.A. de C.V. ("Luismin"). Silver Wheaton is a 64% owned company of Wheaton River Minerals Ltd. ("Wheaton") that has agreed to purchase all the silver produced by Luismin's mining operations in Mexico over a 25 year period (2004 to 2029). Wheaton purchased all of the shares of Luismin in 2002 and Luismin, a Mexican mining company, is now a wholly owned subsidiary of Wheaton.

    The three mining properties are each operated by wholly owned subsidiaries of Luismin and include: the Tayoltita, Santa Rita and San Antonio mines in the San Dimas district, on the border of Durango and Sinaloa states. The Goldcorp Inc. organization chart (Figure 1) illustrates the various wholly owned Luismin companies, which control the mining operations and exploration properties in Mexico. The three mines cover an area of approximately 24,700.9 ha in exploration and exploitation concessions. This extensive land ownership covers the mines as well as the most prospective surrounding areas, which forms an important asset for Luismin's future exploration programs.

    All mines are underground operations using primarily mechanized cut-and-fill mining methods. After milling, cyanidation, precipitation and smelting, doré bars are poured and then transported for refining to Johnson Matthey in Salt Lake City, Utah. The locations of the mines are shown on Figure 2.

    Luismin also holds numerous exploration projects throughout Mexico, most of which are at the grassroots stage of development and some are being explored under option agreements.

    Gold and silver production from Luismin’s three San Dimas mines: during 2004 was 84,958 oz of gold and 6,206,781 oz of silver; during 2005 115,913 oz of gold and 7,380,7855 oz of silver and in the past year (2007) 132,898 oz of gold and 6,911,482 oz of silver.

100% unless otherwise specified

As of December 31, 2007

GOLDCORP INC.
[ONTARIO]
0758898 BC Ltd. [BCABC]
Wharf Resources Ltd. [Ontario]
Silver Wheaton Corp. [Ontario]
175595 Canada Inc. [CBCA]
North American Metals Corp. [BCABC]
Golden Bear Mine
Goldcorp (Alumbrera) Ltd. [Ontario]
Goldcorp Canada Pampas Ltd. [CBCA]
Canada Pampas Ltd. [Ontario]
Goldcorp Technology Inc. [BCABC]
Goldcorp Technology Sequel Inc. [BCABC]
Les Mines Opinaca Ltee [CBCA]
Eleonore Project
CANADA
Wharf Resources (USA) Inc. [Colorado]
Wharf Mine
Wharf Reward Mines Inc. [Delaware]
Wharf Gold Mines Inc. [Delaware]
U.S.A.
Cayman Pampas Ltd. [Cayman Islands]
OFFSHORE
Minera Alumbrera Ltd. [Antigua]
Alumbrera Mine
ARGENTINA
Goldcorp Sweden AB [Sweden]
SWEDEN
MEXICO
Luismin, S.A. de C.V. [Mexico]
Administradora de Negocios Mineros SA de CV [Mexico]
Red Lake Gold Mine [Ontario]
Red Lake Mine
Goldcorp Canada Ltd. [CBCA]
Goldcorp Latin America (Cayman) Limited [Cayman Islands]
Terrane Metals Corp [BCABC]
Mt. Milligan Project
Chile Branch [Chile]
Pueblo Viejo JV Project
Goldcorp U.S.A., Inc. [Nevada]
Marigold Mining Company [Nevada]
Marigold Mine
Daisy Mine
Western Silver Corporation [BCABC]
Western Copper International Ltd. [BVI]
Peñasquito Project
Minera Tama S.A. de C.V. [Mexico]
San Nicolas Project
Peridot S.A. [Guatemala]
Mexicana Resources Inc. [BCABC]
Goldcorp de Mexico S.A. de C.V. [Mexico]
Marlin Mine
Guatemala Holdings Ltd. [Cayman Islands]
Honduras Holdings Ltd. [Cayman Islands]
San Martin Mine

Legend: Country Incorporated; Holding/Finance Companies; Operating Companies; Division; External Co; Winding Up; Publicly Traded Companies; Non-operating Companies; Service Companies; Mine/Projects; Inactive/Closed Mines; Pending Closing

Notes

1) Companies in Mexico require a minimum 2 shareholders; 99.9% ownership for most companies
2) Teck Cominco is operator and holds a 79.6% participating interest
3) 14% carried & 7.2 % participating
4) Candente Resources Corp is earning a 50% interest by spending [illegible]
5) Kings Minerals NL is the operator and holds a 61% participating interest
6) Mexicana Resources owns 1 shares of these Mexican companies

    Figure 1. Luismin Organization Chart

    SLW MEX / MEX_01_Loc_Map.cdr
    Last revision date: Monday 11 February 2008

108°
COAHUILA
Navojoa
Alamos
SONORA
Huatabampo
El Fuerte
San Blas
San Jose
de Gracia
26°
Sinaloa
de Leyva
Naranjo
Los Mochis
Guasave
15
SINALOA
Mocorito
Guamuchil
DURANGO
Topia
Santiago
Papasquiaro
Golfo de California
TAYOLTITA
SANTA RITA
SAN ANTONIO
Navolato
Culiacan
Quila
Cosala
San Miguel
de Cruces
El Dorado
San Dimas
Tayoltita
San Antonio
24°
15
Santiago
Mazatlan
BAJA
CALIFORNIA
Pacific Ocean
Rosario
N
Scale 1 : 2,500,000
0
25
125
Kilometres
UTM Zone 13N
22°
108°
Graphics by: Watts, Griffis and McOuat
Tijuana
U.S.A.
Mexico
Guaymas
Chihuahua
Mexico
Culiacan
Durango
Mazatlan
Detailed Map Area
Mexico City

Figure 2.

LUISMIN S.A. de C.V.

Location Map
Luismin's Operating Mines

    2.2       TERMS OF REFERENCE

    WGM was retained in 2007 by Silver Wheaton to conduct an independent technical review and to prepare a report in compliance with National Instrument 43-101 ("NI 43-101") following Form 43-101F1, on three operating silver-gold mines (Tayoltita, Santa Rita, San Antonio) in Mexico.

    WGM has previously in 2002 been retained by Wheaton River Minerals Ltd. to conduct an independent technical review and to prepare a technical report in compliance with NI 43-101 on the same three mines and also in 2003 WGM was again retained by Wheaton to conduct an independent audit on the three mines as of: December 31, 2002; December 31, 2004; December 31, 2006; and December 31, 2007. WGM is very familiar with the operations at the three mines.

    The purpose of the WGM independent technical review and audit of the Mineral Reserves is to support disclosure in Silver Wheaton's Annual Information Form.

    Velasquez Spring, a Senior Geologist of WGM revisited the three mining operations during January 14 and 15, 2008. Subsequent to the visit several telephone calls and discussions were held with Luismin engineers and geologists, at each of the operating mines, as well as with senior personnel at Luismin’s head office, regarding the mining/milling operations, exploration, and Mineral Resource/Reserve estimation procedures. During the site visit, a detailed review was made by WGM of the plans and capital budgets that were prepared by Luismin/Wheaton for the proposed underground expansions at each of the three Luismin mines.

    WGM checked the information provided during the visits to the mines and reviewed it for adequacy and completeness.

    The geological and engineering work done by Luismin is of high quality and follows accepted engineering practices. The record keeping with regard to Mineral Resource/Mineral Reserve estimates, i.e. plans, sections and calculation sheets, is very good. From 1994 to 2000, Luismin retained the consulting firm of Pincock, Allen and Holt to conduct an independent audit on the Mineral Resource/Mineral Reserve estimates every two years.

    The opinions and conclusions presented in this report are based on information received from Luismin. WGM received the full cooperation and assistance of Luismin during the site visit and in preparation of this report.

    2.3            UNITS AND CURRENCY

    Throughout this report common measurements are in metric units. Tonnages are shown as tonnes (1,000 kg), linear measurements as metres ("m"), or kilometres ("km") and precious metal values as grams ("g"), grams of gold per tonne ("g Au/t"), and grams of silver per tonne ("g Ag/t"). Cubic feet per minute ("cfm") is used for ventilation air flow. Grams are converted to ounces based upon 31.103 grams per ounce.

    All economic data is quoted in US dollars ("US$"). When peso amounts required conversion into US dollars, the peso exchange rate used was 11.00 pesos equivalent to US$1.00.

    2.4            DEFINITIONS

    The classification of Mineral Resources and Mineral Reserves used in this report conforms with the definitions provided in the final version of National Instrument 43-101 ("NI 43-101"), which came into effect on February 1, 2001. We further confirm that, in arriving at our classification, we have followed the guidelines adopted by the Council of the Canadian Institute of Mining Metallurgy and Petroleum (the "CIM Standards"). The relevant definitions for the CIM Standards/NI 43-101 are as follows:

    A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

    An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes.

    An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

    A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity.

    A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

    A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

    A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

    The terminology used by Luismin to designate Measured and Indicated Mineral Resources and Proven and Probable Mineral Reserves is in general agreement with the CIM Standards as adopted in NI 43-101. Luismin’s Mineral Resource categories "potential resource" and "drill inferred resource" would, under the CIM Standards, be called Inferred Resources. We have used the term Inferred Mineral Resources for this material throughout the rest of this report.

    2.5           LUISMIN APPROACH TO MINERAL RESERVE ESTIMATION

    Rather than calculating Mineral Resources/Mineral Reserves over a minimum mining width and then applying corrections for dilution and mine losses to determine Mineral Reserves, Luismin estimates the reserve in each of the underground mining blocks by using the conventional mining block estimation methods for underground mines and later applying a tonnage and grade correction to determine Mineral Reserves. The minimum mining width is 0.9 m. However, on occasion, where very high grade values are encountered over intervals less than 0.9 m, the minimum mining width is calculated to 0.9 m, using zero grade gold and silver values for the additional width required to meet 0.9 m.

    Luismin’s success with predicting the tonnage and grade of the reserves over the period 1979-2002 for all operations is shown on Table 1. The table clearly shows that, although there are variances from year to year, the overall totals compare well. We have presented the actual silver and gold grades graphically in Figure 3.

    Table 1 shows the predicted tonnage and grade of reserves over the period 2003 to 2004 including production from the San Martin Mine in Queretero, and from years 2003 to 2007 (at the bottom of Table 1), and again the overall predicted tonnage and grades continue to show good comparisons.

    2.6            DISCLAIMERS

    WGM did not independently review the lease and land status information on the mines and the information as reported herein, was provided by Luismin.

    WGM did not independently sample or assay any of the mineralization at the mines. WGM did observe the pouring of numerous doré bars and receipts of payment from the sale of doré bars and we are satisfied that the mines are producing silver and gold. WGM did not carry out a formal due diligence review of environmental considerations as SRK Consulting ("SRK"),

    TABLE 1.
    RECONCILIATION BETWEEN PREDICTED GRADE AND PRODUCTION

YEAR		TONNES		SILVER GRADE					GOLD GRADE		SILVER CONTENT (OZ)			GOLD CONTENT (OZ)
			Variance	g Ag/t			Variance	g Au/t		Variance			Variance			Variance
	Predicted	Actual	%	Predicted Actual			%	Predicted	Actual	%	Predicted	Actual	%	Predicted	Actual	%
LUISMIN OPERATIONS (1978-2004)*
1978	156,000	159,628	2.3%	400	404		1.0%	7.00	7.10	1.4%	2,006,237	2,073,424	3.3%	35,109	36,439	3.8%
1979	156,000	161,428	3.5%	400	395		-1.3%	7.00	6.50	-7.1%	2,006,237	2,050,094	2.2%	35,109	33,736	-3.9%
1980	162,000	162,290	0.2%	390	381		-2.3%	6.40	6.40	0.0%	2,031,315	1,987,991	-2.1%	33,334	33,394	0.2%
1981	162,000	155,837	-3.8%	390	468		20.0%	6.40	7.80	21.9%	2,031,315	2,344,845	15.4%	33,334	39,081	17.2%
1982	162,000	158,163	-2.4%	390	483		23.8%	6.40	7.70	20.3%	2,031,315	2,456,121	20.9%	33,334	39,156	17.5%
1983	195,000	176,643	-9.4%	383	422		10.2%	6.50	6.90	6.2%	2,401,215	2,396,661	-0.2%	40,752	39,187	-3.8%
1984	216,000	200,256	-7.3%	396	424		7.1%	6.30	6.60	4.8%	2,750,088	2,729,915	-0.7%	43,751	42,494	-2.9%
1985	202,800	197,864	-2.4%	422	433		2.6%	5.30	6.30	18.9%	2,751,555	2,754,561	0.1%	34,557	40,078	16.0%
1986	236,300	222,295	-5.9%	396	423		6.8%	5.77	6.28	8.8%	3,008,546	3,023,206	0.5%	43,837	44,884	2.4%
1987	274,471	235,459	-14.2%	340	307		-9.9%	4.21	3.93	-6.7%	3,001,255	2,320,810	-22.7%	37,171	29,738	-20.0%
1988	315,520	315,551	0.0%	335	310		-7.6%	4.89	4.38	-10.3%	3,399,316	3,142,158	-7.6%	49,579	44,479	-10.3%
1989	314,475	316,997	0.8%	313	261		-16.4%	4.32	3.95	-8.6%	3,163,238	2,664,293	-15.8%	43,710	40,283	-7.8%
1990	319,607	308,593	-3.4%	287	240		-16.5%	3.68	3.58	-2.9%	2,949,143	2,378,476	-19.4%	37,843	35,483	-6.2%
1991	239,760	249,947	4.2%	331	298		-9.9%	3.99	3.33	-16.5%	2,550,545	2,395,927	-6.1%	30,746	26,750	-13.0%
1992	331,685	331,966	0.1%	347	326		-5.9%	3.30	3.49	5.8%	3,695,707	3,480,175	-5.8%	35,141	37,228	5.9%
1993	387,449	360,606	-6.9%	301	313		3.9%	3.55	3.32	-6.5%	3,748,776	3,624,409	-3.3%	44,247	38,486	-13.0%
1994	529,785	550,119	3.8%	267	235		-11.8%	3.29	2.95	-10.5%	4,548,809	4,163,776	-8.5%	56,103	52,142	-7.1%
1995	614,390	649,874	5.8%	262	254		-2.9%	3.25	3.06	-5.9%	5,170,018	5,311,805	2.7%	64,138	63,865	-0.4%
1996	720,670	753,517	4.6%	257	252		-2.1%	3.17	3.30	4.1%	5,953,125	6,094,302	2.4%	73,473	79,961	8.8%
1997	796,042	843,504	6.0%	256	238		-6.9%	3.33	3.32	-0.2%	6,548,927	6,461,571	-1.3%	85,281	90,160	5.7%
1998	847,388	873,460	3.1%	239	217		-9.5%	3.23	3.06	-5.1%	6,517,784	6,080,367	-6.7%	88,009	86,073	-2.2%
1999	880,785	911,842	3.5%	222	215		-3.5%	2.97	3.05	2.7%	6,300,275	6,295,689	-0.1%	84,156	89,508	6.4%
2000	944,110	982,710	4.1%	216	207		-4.2%	3.07	3.12	1.4%	6,560,586	6,543,742	-0.3%	93,306	98,435	5.5%
2001	1,012,100	921,200	-9.0%	212	224		5.7%	2.98	3.55	18.9%	6,901,718	6,640,615	-3.8%	97,060	105,066	8.2%
2002	837,077	801,480	-4.3%	242	253		4.4%	3.94	4.32	9.5%	6,519,449	6,515,789	-0.1%	106,152	111,266	4.7%
2003	825,998	700,155	-15.2%	273	331		21.2%	3.35	4.95	47.8%	7,249,911	5,920,913	-18.3%	88,964	104,901	-17.9%
2004	837,036	670,380	-19.9%	277	428		54.5%	4.11	6.11	49.0%	7,454,438	6,665,462	-10.6%	110,606	121,893	-10.2%
Total	12,676,448	12,371,363	-0.1%	278	283		-1.8%	3.83	4.07	6.3%	113,250,845	108,517,098	-4.2%	1,558,806	1,604,164	-14.0%

LUISMIN'S SAN DIMAS OPERATIONS (2003-2006)
2003	513,296	423,674	-17.4%	350	427		22.0%	3.6	5.2	44.4%	5,401,391	5,455,958	1.0%	57,200	68,465	19.7%
2004	530,913	397,646	-25.1%	385	525		36.4%	4.3	6.9	60.5%	6,112,952	6,206,781	1.5%	70,904	84,958	19.8%
2005	583,531	507,528	-13.1%	371	497		34.0%	4.3	7.4	72.1%	7,306,424	7,380,755	1.0%	87,859	115,913	31.9%
2006	709,800	688,941	-2.9%	450	435		-3.3%	6.0	7.7	28.3%	9,499,073	8,695,955	-8.5%	132,131	162,668	23.1%
2007	724,500	685,162	-5.4%	405	341		-15.8%	7.0	6.3	-10%	8,679,053	6,911,482	-20.4%	155,413	132,898	-14.5%
Total	3,062,040	2,702,951	-11.7%	407	384	-	-5.7%	5.2	6.8	30.8%	35,231,320	36,418,499	3.4%	410,918	657,644	60.0%

    * Also includes Luismin's San Martin Mine, Queretaro, Mexico

    Figure 3. Grades and reconciliation - Luismin Operations (1978-2002), includes
    San Martin Mine in Queretero, Mexico

    at the request of Wheaton, had conducted a due diligence environmental review of Luismin’s mining properties in January 2002. The SRK review was to identify if any serious liabilities exist that would materially affect the economic performance of the operations over the next 10 years. The report is titled "Environmental Due Diligence Review of Active Mining Units Owned and Operated by Minas Luismin, S.A. de C.V., February 20, 2002" and has been reviewed by WGM as part of the technical review of the Luismin operations.

    3. RELIANCE ON OTHER EXPERTS

    WGM did not independently review the lease and land status information on the San Dimas Project and the information as reported herein, was provided by Luismin.

    WGM prepared this study using the resource materials, reports and documents as noted in the text and "References" at the end of this report. WGM conducted an audit of the methods, parameters and documentation used and prepared by Luismin in the preparation of its Mineral Resource/Reserve estimates for the zones comprising the San Dimas Project.

    WGM did not prepare independent Mineral Resource/Reserve estimates for the San Dimas Project, however, is satisfied that those persons who prepared the estimates were qualified to do so and that the estimates are reliable. WGM accepts the estimates as supplied by Luismin.

    WGM has not verified title to the property, but has relied on information supplied by Luismin in this regard. WGM has no reason to doubt that the title situation is other than that which was reported to it by Luismin.

    4. PROPERTY DESCRIPTION AND LOCATION

    4.1         LOCATION

    The San Dimas mining district is centered on latitude 24°06'N and longitude 105°56'W located about 125 km NE from Mazatlan, Sinaloa or approximately 150 km west of the city of Durango (Figure 4).

    4.2         PROPERTY DESCRIPTION

    Luismin’s three operating mines in the San Dimas district, on the border of Durango and Sinaloa states include San Antonio, Tayoltita and Santa Rita.

    The San Dimas properties are surveyed and contained in a contiguous block and held in the name of Minas San Luis S.A. de C.V. an area of 22,468.2 ha (Figure 5).

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107°W
106°W
105°W
25°N
24°N
Rio Humaya
Rio de los Lobos
Tepehuanes
San Jose de La Boca
Presidios
Sandias
La Amapa
Platanar
Jesus Maria
Canelas
Las Herreras
Atotonilco
Mesa de Guadalupe
Santiago Papasquiaro
Chinacates
Toboso
Tepuche
Tamazula
San Juan de Camarones
San Nicolas
Nuevo Ideal
Culiacancito
Carrizalejo
Presa Sanalona
Soyupa
San Ramon
Tejamen
Laguna de Santiaguillo
CULIACAN
San Miguel de Papasquiaro
Guatimape
Diez de Octubre
Bacata
Zambranena
Comedero
Coacoyole
Remedios
Francisco Zarco
Los Cardos
Costa Rica
Rio San Lorenzo
Rio de los Remedios
Sapiores
La Puerta de Sotolitos
Canatlan
Santa Cruz
San Diego de Alcala
Guadalupe Aguilera
Ensenada del Pabellon
El Camalote
Quila
Cosala
TAYOLTITA
San Miguel
Marquezote
SANTA RITA
Rio de Santiago
Granizo
EL DORADO
Abuya
Guadalupe de los Reyes
Tasajera
Conitaca
Morcillo
Santa Maria
Ajoya
Tayoltita
Otinapa
DURANGO
Causas
N
La Cruz
San Ignacio
SAN ANTONIO
Rio Piaxtla
El Salto
Rio Presidio
Dimas
Graphics by: Watts, Griffis and McOuat
Legend:
Roads
Railway
Town / Village
Drainage
0
10
50
Kilometres

Figure 4.

LUISMIN S.A. de C.V.

Location Of Tayoltita, San Antonio, And Santa Rita Mines

San Dimas, Mexico

(after Luismin)

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N
MINA
SANTA RITA
MINA
SAN ANTONIO
MINA
TAYOLTITA
LEGEND
Desarrollos Mineros San Luis S.A. DE C.V.
Other owner
0
10
Kilometers
SINALOA
DURANGO
Graphics by: Watts, Griffis and McOuat

Figure 5.

LUISMIN S.A. de C.V.

Property Map

San Dimas District, Mexico

(after Luismin)

    5. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

    5.1           ACCESS

    Access to the San Dimas area is by air or road from the city of Durango. By road the trip requires some 10 hours. Luismin maintains a de Havilland Twin Otter aircraft and a helicopter; both are based at Tayoltita. An approximate one hour flight in the Twin Otter is required from either Mazatlan or Durango to Tayoltita. Most of the personnel and light supplies for the San Dimas mines arrive on the company's regular flights from Mazatlan and Durango. Heavy equipment and supplies are brought in by road from Durango.

    Originally access to the Dimas district was from the town of San Ignacio, Sinaloa along a 55 km long narrow mule trail, carved in the steep valley wall above the high water level of the Piaxtla River. A rough road, paralleling the mule trail, now follows the river bed to San Ignacio but the road is only accessible for about six months of the year during the Spring dry season. San Ignacio is connected by 70 km of paved roads to Mazatlan.

    5.2           CLIMATE

    Regionally, the climate is variable from the coast to the high plateau.

    The climate of the San Dimas area is semi-tropical, characterized by relatively high temperatures and humidity, with hot summers (maximum about 35°C) and mild winters. At higher elevations in the Sierra, frosty nights occur in the winter (November to March). The majority of the precipitation occurs in the summer (June through September) however tropical rainstorms during October to January can result in considerable additional rainfall. The total average annual rainfall varies from about 66 to 108 cm.

    Weather does not affect the operations and mining is carried out throughout the year.

    5.3           LOCAL RESOURCES

    Sufficient pine, juniper and scattered oak trees grow on the higher ridges, to support a timber industry while the lower slopes, and valleys are covered with thick brush, cactus and grasses.

    Subsistence farming, ranching, mining and timber cutting are the predominant activities of the region’s population. Tayoltita is the most important population centre in the area with approximately 8,000 inhabitants including mining company personnel. Population outside the mining and sawmill camps is sparse.

    Water for the mining operations is obtained from wells and from the Piaxtla River. Water is also supplied by Luismin to the town of Tayoltita from an underground thermal spring at the Santa Rita mine.

    Mining at both the Santa Rita and San Antonio mines is done by contract mining while at Tayoltita the mining is carried out by Luismin personnel.

    Electrical power is provided by a combination of Luismin's own system and the Federal Power Commission supply system. Luismin operates hydroelectric and back-up diesel generators which are interconnected with the Federal Power Commission supply system.

    Luismin's hydroelectrical power is being increased with additional turbines in a tunnel now under construction, as well the Federal Power Commission supply system is being increased both to manage the increase in power required for the 3,200 tpd mill under construction.

    5.4            INFRASTRUCTURE

    The infrastructure of the San Dimas district, roads, townsite, airport and mill tailings area for the operations of Tayoltita, San Antonio, and Santa Rita Mines is illustrated in Figure 6, around the town of Tayoltita.

    The Santa Rita mine is located three kilometres upstream from Tayoltita. The ore from the Santa Rita mine is trucked along a winding road that follows the Rio Piaxtla to the Tayoltita mill.

    The San Antonio mine is located 7 km west of the Tayoltita Mine in the State of Sinaloa. The mine is accessed, from Tayoltita, by road some 3 km through the town of Tayoltita to the portal of the San Luis Tunnel, through the tunnel and from the exit, by road, or along the San Antonio river bed to the San Antonio Mill, about an hour and a half drive in total.

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DURANGO STATE
SINALOA STATE
SAN VICENTE
SAN DIMAS
TAYOLTITA MINE
LAS PALMAS
San Fernando Tunnel
SANTA RITA
MINE
Tayolita Tunnel
Santa Rita Tunnel
TAYOLTITA MILL
SAN ANTONIO
MINE
TAYOLTITA
TOWNSITE
SAN ANTONIO
MILL
Airport
TAYOLTITA
TAILINGS
SAN ANTONIO TAILINGS
San Luis H Tunnel
LA PUERTA
2674 N
2670 N
2666 N
2662 N
Graphics by Watts, Griffis and McOuat

N
0
1
5
Kilometres

Figure 6.

LUISMIN S.A. de C.V.

Infrastructure At Tayoltita

San Dimas District, Mexico

(after Luismin)

    Infrastructure at the San Antonio mine includes a mill, small campsite, warehouse, analytical fire assay laboratory and maintenance shops.

    5.5            PHYSIOGRAPHY

    The San Dimas district is located in the central part of the Sierra Madre Occidental, a mountain range characterized by very rugged topography with steep, often vertical walled valleys and narrow canyons. Elevations vary from 2,400 m above mean sea level ("amsl") on the high peaks to elevations of 400 m amsl in the valley floor of the Piaxtla River.

    6. HISTORY

    The San Dimas district has experienced a long mining history. Precious metal production was first reported in 1757 by a group of Spanish families living at Las Queleles (near the present town of Tayoltita). Government and religious authorities made several unsuccessful attempts to determine the location of the Queleles group of mines. By 1795, a town of 10,000 residents had been established upstream at Guarisamey where other gold and silver veins had been discovered. The Spanish continued working several of the mines until the start of the Mexican War of Independence (1810). Mining activity in the district then decreased and did not start up again until the 1880s when agents of William Randolph Hearst of San Francisco and American Colonel Daniel Burns arrived in the area. W.R. Hearst acquired the Tayoltita mine under the name of the San Luis Mining Company. In 1883, when Colonel Burns took control of the Candelaria mine, modern mining methods began. Later the Contraestaca (San Antonio) mine was discovered along with several large bonanza grade orebodies.

    In 1904, the first cyanide mill in Mexico was built at Tayoltita. By 1940, the Candelaria Mine had been mined out and the properties of the Mexican Candelaria and Contraestaca mines were purchased by the San Luis Mining Company.

    A mining law introduced in 1959 in Mexico required the majority of a Mexican mining company be held by Mexicans and forced the sale of 51% of the shares of the San Luis Mining Company to Mexicans. In 1961, the Minas de San Luis S.A. de C.V. was formed and assumed operations of the mine. In 1978, the remaining 49% interest was obtained by a group known as Luismin S.A. de C.V.

    Historical production through 2007 from the San Dimas District is estimated at 572 million ounces of silver and 10.6 million ounces of gold, placing the district third in Mexico for precious metal production after Pachuca and Guanajuato. Production from the San Dimas District during 2007 was approximately 225,600 ounces of gold and 6.9 million ounces of silver respectively, while production in 2006 was approximately 162,700 ounces of gold and 8.7 million ounces of silver respectively.

    TABLE 2.
    LUISMIN MINE PRODUCTION

Area	Tonnes	Mill Head Grade
		g Ag/t	g Au/t
Tayoltita
1996	259,807	275	1.3
1997	281,011	272	2.4
1998	294,979	242	2.3
1999	302,248	247	2.7
2000	279,164	254	2.8
2001	241,445	278	3.0
2002	178,334	262	3.5

Santa Rita
1996	79,898	432	2.6
1997	87,058	399	2.3
1998	106,764	341	2.3
1999	126,138	366	2.2
2000	160,428	308	2.1
2001	144,148	334	2.3
2002	134,810	493	4.2

San Antonio
1996	131,746	377	6.2
1997	148,302	356	5.3
1998	141,176	274	4.2
1999	136,025	267	3.8
2000	144,842	263	3.8
2001	146,470	319	5.1
2002	140,205	389	6.1

San Dimas District
2003	423,673	428	5.2
2004	397,646	665	7.2
2005	507,529	497	7.4
2006	668,942	438	7.8
2007	685,162	341	6.3

    7. GEOLOGICAL SETTING

    The general geological setting of the San Dimas District is illustrated in Figure 7. Two major volcanic successions totalling approximately 3,500 m in thickness have been described, the Lower Volcanic Group ("LVG") and the Upper Volcanic Group ("UVG") separated by an erosional and depositional unconformity.

    The LVG is of Eocene age predominantly composed of andesites and rhyolitic flows and tuffs and has been locally divided into five units (Figure 8). The LVG outcrops along the canyons formed by major westward drainage systems and has been intruded by younger members of the batholith complex of granitic to granodioritic composition. The Socavón rhyolite is the oldest volcanic unit in the district, its lower contact destroyed by the intrusion of the Piaxtla granite.

    More than 700 m thick, the Socavón rhyolite is host for several productive veins in the district. Overlying the Socavón rhyolite is the 20 to 75 m thick, well-bedded Buelna andesite that is remarkably present throughout the area. The Buelna andesite is overlain by the Portal rhyolite, a grey, cream to purple coloured rock containing potassic feldspar and quartz cementing small (5 to 10 mm) volcanic rock fragments. It ranges in thickness from 50 to 250 m and is also prevalent throughout the district.

    The overlying Productive Andesite is more than 750 m in thickness and has been divided into two varieties based on grain size, but of identical mineralogy. One variety is fragmental (varying from a lapilli tuff to a coarse agglomerate), the other has a porphyritic texture (1 to 2 mm plagioclase phenocrysts).

    The overlying Camichin unit, composed of purple to red interbedded rhyolitic and andesite tuffs and flows, is more than 300 m thick. It is the host rock of most of the productive ore shoots of Patricia, Patricia 2, Santa Rita and other lesser veins in the Santa Rita Mine.

    The Las Palmas Formation, at the top of the LVG, consists of green conglomerates at the base and red arkoses and shales at the top, with a total thickness of approximately 300 m. This unit outcrops extensively in the Tayoltita area. The lower contact between the LVG and the underlying Productive Andesite is unconformable.

    SLW MEX \ MEX_06_San_Dimas_Geology.cdr
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State of Durango
State of Sinaloa
Carboneras
NORTH
Guamuchil
Arana
Don Porfirio
Limoncito
Peña Fault
CONTRA ESTACA
TAYOLTITA
25°
10°
35°
33°
35°
76°
35°
35°
34°
35°
24°6'
Legend:
Upper Volcanic Group
Piaxtla Intrusion
Arana Diorite And Intrusive Andesite
Lower Volcanic Group
Fault
Vein
Geologic Boundary
5°
Strike And Dip
Townsite
Mill
0 1 2 3 4 5 Km
Graphics by: Watts, Griffis and McOuat

(After Henshaw, 1953; Randall, 1970; Smith and Hall, 1974; Nemeth, 1976; Clarke, 1982; Enriquez, 1995).

Figure 7.

LUISMIN S.A. de C.V.

Geologic Map Of The San Dimas District

San Dimas District, Mexico

(after Luismin)

    SLW MEX \ MEX_07_LithoStratigraphy_SanDimas.cdr
    Last revision date: Monday 11 February 2008

Age
Formation Member
Thickness (m)
Tertiary
Upper Volcanic Group
Capping Rhyolite
>1500
Guarisamey Andesite
200-300
Upper Cretaceous
Lower Volcanic Group
Las Palmas Formation
30-300
Camichin
50-300
Productive
300-850
Portal Rhyolite
50-250
Buelna Andesite
20-75
Socavon Rhyolite
250-750
Piaxtla Intrusive
Graphics by: Watts, Griffis and McOuat
Unconformity
Arana Diorite
?
veins
Bolaños Dike
Santa Rita Dike
San Luis Dike

Figure 8.

LUISMIN S.A. de C.V.

Litho-Stratigraphic Column Of The San Dimas District
Mexico
(after Luismin)

    The predominant plutonic events in the district resulted in intrusion of the LVG by granitic to granodioritic intrusives, part of the Sinaloa composite batholith.

    Other intrusives cutting the LVG include the Intrusive Andesite, the Elena aplite and the Santa Rita dacitic dikes. The even younger Bolaños rhyolite dike, and the basic dykes intrude both the LVG and UVG. Intrusive activity in the western portion of the Sierra Madre Occidental has been dated continuously from 102 to 43 million years.

    The UVG overlies the eroded surface of the LVG unconformably. In the San Dimas District, the UVG is divided into a subordinate lower unit composed mainly of lavas of intermediate composition called Guarisamey Andesite and an upper unit called the Capping Rhyolite. The Capping Rhyolite is mainly composed of rhyolitic ash flows and air-fall tuffs and is up to 1,500 m thick in the eastern part of the district however within most of the district is about 1,000 m thick.

    The San Dimas district lies within an area of complex normal faulting along the western edge of the Sierra Madre Occidental. Compressive forces first formed predominantly east-west and east-northeast tension gashes, that were later cut by transgressive north-northwest striking slip faults. The strike-slip movements caused the development of secondary north-northeast faults, with right lateral displacement.

    Five major north-northwest-trending normal faults divide the district into five tilted fault blocks generally dipping 35° to the east (Figures 9 and 10). In most cases, the faults are post ore in age and offset both the LVG and UVG.

    All major faults display northeast-southwest extension and dip from near vertical (Peña fault) to less than 55° (Guamuchil fault). Offsets on the blocks range from a downthrow of 150 m on the Peña and Arana faults, to more than 1,500 m on the Guamuchil fault.

    SLW MEX / MEX_02_Regional_Structures_Veins.ppt (Slide 1)
     Last revision date: Monday 11 February 2008

Legend:
Towns / Settlements
Veins
Underground workings
Faults
River
Town of Tayoltita
Prospective areas
High grade areas
LIMONCITO FAULT
GAUMUCHIL FAULT
ARANA FAULT
PEÑA FAULT
FALLA DON PORFIRIO
Cedral
Elisa-Aurora
Culebra
Noche Buena
Luz y Reyes
SAN DIMAS
Candelaria
SAN VICENTE
San Rafael
San Vicente
San Luis
Blendita
GUARISAMEY
Patricia
San Fernando Tunnel
Sist. Robesta
Coronado
Sta Teresa
San Antonio
Celia
Castellana
Tayoltita Tunnel
Santa Rita Tunnel
Zacatera
S. salvador
Sta. Lucia
TAYOLTITA
Guadalupe
San Antonio Mill
Rosario
El Oro
San Luis Tunnel
El Cristo System
Escondido Tunnel
Piaxtla River
N
0 1 2 km

Figure 9.

LUISMIN S.A. de C.V.

Structural Map of the San Dimas District

(after Luismin)

    SLW MEX \ MEX_09_San_Dimas_Geol_Sect.cdr
    Last revision date: Monday 11 February 2008

W
E
San Antonio Mine
Castellana Mine
Tayoltita Mine
Santa Rita Mine
2,000m. above sea level
1,000m.
S.L.
Graphics by: Watts, Griffis and McOuat (Source: Department of Geology)
0
500
1000
Meters
LITHOLOGY
Upper Volcanic Group
Capping Rhyolite
Guarisamey Andesite
Lower Volcanic Group
Las Palmas Formation
Camichin Formation
Productive Andesite
Portal Rhyolite
Buelna Andesite
Socavon Rhyolite
Intrusive Rocks
Arana Diorite
Intrusive Andesite
Piaxlta Batholith
Orebodies

Figure 10.

LUISMIN S.A. de C.V.

Geologic Section Across the San Dimas District
(after Luismin)

    8. DEPOSIT TYPES

    The deposits of the San Dimas district are high grade, silver-gold-epithermal vein deposits characterized by low sulphidation and adularia-sericitic alteration formed during the final stages of igneous and hydrothermal activity from quartz-monzonitic and andesitic intrusions.

    As is common in epithermal deposits, the hydrothermal activity that produces the epithermal vein mineralization began a few million years after the intrusion of the closely associated plutonic rocks and several million years after the end of the volcanism that produced the rocks that host the hydrothermal systems. At San Dimas, based on age determinations, the average period between the end of late stage of plutonism and the hydrothermal activity is 2.1 million years, however hydrothermal activity continued for at least another 5.0 million years. Older veins appear more common in the eastern part of the district whereas younger veins are found in the western part.

    9. MINERALIZATION

    The mineralization is typical of epithermal vein structures with banded and drusy textures. Within the district, the veins occupy east-west trending fractures except in southern part of Tayoltita where they strike mainly northeast and in the Santa Rita mine where they strike north-northwest. The veins were formed in two different systems. The east-west striking veins were the first system developed, followed by a second system of north-northeast striking veins. Veins pinch and swell and commonly exhibit bifurcation, horse-tailing and cymoidal structures. The veins vary from a fraction of a centimetre in width to 15 m, but average 1.5 m. They have been followed underground from a few metres in strike-length to more than 1,500 m. Examples of veins with mineralization in the Favourable Zone extending over considerable distances are illustrated in the following three mined veins, each vein extending for more than 2,000 m, in the Tayoltita Mine, the San Luis Vein (Figure 11) and in the San Antonio Mine the Guadalupe Vein (Figure 12) and San Antonio Vein (Figure 13).

    Three major stages of mineralization have been recognized in the district:

1.	an early stage;
2.	an ore forming stage; and,
3.	a late stage quartz.

    Three distinct sub-stages of the ore forming stage also have been identified, each characterized by distinctive mineral assemblages with ore grade mineralization always occurring in the three sub-stages:

a)	quartz-chlorite-adularia;
b)	quartz-rhodonite; and,
c)	quartz-calcite.

    The minerals characteristic of the ore forming stage are composed mainly of white, to light grey, medium to coarse grained crystalline quartz with intergrowths of base metal sulphides (sphalerite, chalcopyrite and galena) as well as pyrite, argentite, polybasite, stromeyerite, native silver and electrum.

    SLW MEX \ MEX_05_San_Luis_Vein_LSect.ppt
    Last revision date: Monday 11 February 2008

SW
NE
Bolaños Dike
Portal Rhyolite
Socavon Rhyolite
Arana Fault
San Luis Shaft
Productive Andesite
San Luis Ore body
1000 m
Tayoltita Tunnel
Level 25
500 m
Diorite Intrusive
Piaxtla Granodiorite
Buelna Andesite
0
500
1000
M E T E R S
Graphics by Watts, Griffis and McOuat
Explanation
Proven Ore
Probable Ore
Probable Ore by Drilling
Stope

Figure 11.

LUISMIN S.A. de C.V.

Longitudinal Cross-Section of San Luis Vein, Tayoltita Mine

(after Luismin)

    SLW MEX \ MEX_04_Guadalupe _Vein_LSect.ppt
    Last revision date: Monday 11 February 2008

SW
NE
Productive Andesite
Favourable Horizon
San Vicente Creek
Productive Andesite
600 m
600 m
900 m
Buelna Andesite
Don Porfirio fault
Contraestaca fault
Socavon Rhyolite
Sinaloa fault
Portal Rhyolite
Piaxtla Granodiorite
Limoncito fault
Graphics by: Watts, Griffis and McOuat
0
500
1000 m

Explanation

- Proven Ore
- Probable Ore
- Probable Ore by Drilling
- Stope

Figure 12.

LUISMIN S.A. de C.V.

Longitudinal Cross-Section of Guadalupe Vein

(after Luismin)

    SLW MEX \ MEX_03_San_Antonio _Vein_LSect.ppt
    Last revision date: Monday 11 February 2008

SW
NE
Dykes
Productive Andesite
Portal Rhyolite
600 m
Favourable Horizon
San Vicente Creek
Productive Andesite
600 m
Buelna Andesite
Sinaloa fault
Socavon Rhyolite
Contraestaca fault
Don Porfirio fault
Piaxtla Granodiorite
Graphics by: Watts, Griffis and McOuat
0
500
1000 m
Explanation
Proven Ore
Probable Ore
Probable Ore by Drilling
Stope

Figure 13.

LUISMIN S.A. de C.V.

Longitudinal Cross-Section of San Antonio Vein

(after Luismin)

    The ore shoots within the veins have variable strike lengths (5 to 600 m); however, most average 150 m in strike-length. Down-dip extensions of ore shoots are up to 200 m but are generally less than the strike length.

    10. EXPLORATION

    Typical of epithermal systems, the silver and gold mineralization at the San Dimas District exhibits a vertical zone with a distinct top and bottom that Luismin has termed the Favourable Zone (Figure 14). At the time of deposition, this Favourable Zone was deposited in a horizontal position paralleling the erosional surface of the LVG on which the UVG was extruded.

    This favourable, or productive, zone at San Dimas is some 300 to 600 m in vertical extent and can be correlated, based both on stratigraphic and geochronologic relationships, from vein system to vein system and from fault block to fault block. Using this concept of the dip of the unconformity at the base of the UVG, Luismin is able to infer the dip of the Favourable Zone and with considerable success explore and predict the Favourable Zone in untested areas.

    At the Tayoltita deposit, Ag:Au ratios have been a useful exploration tool. In most of the veins, detailed studies have shown that Ag:Au ratios increase progressively within the ore zone with the contours strongly elongated along the strike of the vein. The horizontal elongations of the Ag:Au ratios are thought to represent the former flow path of the ore fluids which were subhorizontal at the time of the ore deposition suggesting ore shoots can be found along these possible fluid paths (Figure 14).

    Luismin applies a 30% probability factor to the volume of the favourable zone to estimate the volume/tonnage of Inferred Mineral Resources that will later be discovered in the zone. For more than 30 years, Luismin has historically and successfully applied the 30% factor. The factor was originally developed by comparing the explored area of the active veins at that time (San Luis, Guadalupe, Cedral etc.) to the mined out area plus the Mineral Reserve area. After a review of numerous longitudinal vein sections for our August 2002 report, WGM concluded that the application of the 30% factor was justified.

    SLW MEX \ MEX_10_Schem_Sect_Favourable_Zone.cdr
    Last revision date: Monday 11 February 2008

TILTED ORE ZONE
Surface
Ag/Au Increase
Low metal ratios Ag/Au
High grade ore
Ag/Au Increase
Intrusive
EXPLANATION
Quartz
Favourable Zone
Ore Shoots
Ore occurs in a 30% of the Favourable Zone
Favourable Zone
Graphics by: Watts, Griffis and McOuat
(Modified from Clarke, 1991)
0
1000
2000 m

Figure 14.

LUISMIN S.A. de C.V.

Schematic Section of the Favourable Zone (Epithermal Mineralized Zone)

San Dimas District, Mexico

(after Luismin)

    11. DRILLING

    Exploration of the Favourable Zone at San Dimas District is done both by diamond drilling and by underground development work. Diamond drilling is predominantly done from underground stations as both the rugged topography, (i.e. access to surface drill stations) and the great drilling distance from the surface locations to the target(s) makes surface drilling both challenging and expensive. All exploration drilling and the exploration underground development work is done in-house by Luismin. Diamond drilling is of NQ/HQ size with excellent core recoveries (in the range of +95%) at a cost of approximately US$45/m.

    Luismin conducts a continuous program of exploration/development diamond drilling throughout the year at each of its mines with its own rigs. Twelve diamond drill rigs and crews are employed in the mines. Generally two rigs are stationed at the San Martin mine with eight rigs in the mines at San Dimas, although sometimes one of the rigs may be moved to a particular mine if required.

    Given that the majority (70%) of the Favourable Zone is not mineralized and the magnitude of the number of mine vein workings, it is WGM's opinion that confirmatory diamond drilling was not warranted and Wheaton did not conduct any independent diamond drilling during its due diligence exercise in 2002. WGM also visited an operating diamond drill rig underground and observed the core handling, and, later at the core shack, examined the drill core in detail, the sample splitting by diamond sawing, the bagging, tagging and shipment to the mine assay laboratory. All operations, observed by WGM, were being done in a professional manner. Core boxes are well marked and stored and very detailed geological logging is carried out.

    An additional diamond drilling rig was purchased in 2005 to assist in Luismin's planned expansion of mine production.

    12. SAMPLING METHOD AND APPROACH

    Other than the control samples collected at the mill for material balance, two principal types of samples are collected daily from the mine workings:

1.	Samples of the mineralized zones exposed by the mine workings; and,
2.	Samples of the diamond drill core from the exploration/development drilling.

    Samples are also collected but on a less routine basis, from mine cars and from the blasted rock pile in a stope.

    Individual samples collected from a mineral shoot in certain veins can show considerable variation both vertically and horizontally in the vein as observed by samples from subsequent slices of the stope or from samples taken from the top of the pile of blasted rock in the stope compared to the samples from the back. Grade control in these veins is achieved in part by the considerable number of samples taken.

    Drill core samples after being sawn in half are bagged, tagged and sent to the mine assay laboratory. Several hundreds of samples are collected and processed every month at the mine assay laboratories.

    13. SAMPLE PREPARATION, ANALYSES AND SECURITY

    At each of the mines, the mine workings are sampled under the direction of the Geological Department initially across the vein, at 1.5 m intervals. Splits are also taken along the sample line to reflect geological changes. No sample length is greater than 1.5 m. Once the ore block has been outlined and the mining of the block begins the sample line spacing may be increased to 3.0 m. Sampling is done by chip-channel (the channel approximately 10 cm wide), cut across the vein. Sample chips of similar size are collected on a canvas sheet then broken into smaller sized fragments, coned and quartered to produce a 1 to 2 kg sample, which is sent for fire assay to the mine assay laboratory. Sampled intervals are clearly marked on the underground rock faces with spray paint.

    Samples are crushed, homogenized, ground and split at the mine assay laboratory to produce a 10 g representative pulp sample for fire assaying. Routine quality control is carried out with every tenth sample repeated as a check assay done at the mine assay laboratory, and check assays between the Luismin mine laboratories. Routine assaying of standards is also carried out at the mine assay laboratory.

    WGM reviewed all the steps in the sample handling at the two mine assay laboratories (Tayoltita and San Antonio) from the initial recording and control of the numbers of incoming samples through the crushing, splitting, grinding and collecting of a subsample for fire assay. This is followed by the preparation for fire assay and cupellation and the weighing of the silver-gold and gold beads.

    The procedures used by Luismin's assay laboratories are those introduced by the former American mine owners. Certain steps have through time become somewhat slack and could be improved i.e. more rolling of the pulp sample to be better homogenized, better control of the dust, rock chips in the crushing-grinding area, the need for air conditioning in the balance room for the bead weighing etc. WGM believes, however, that the sample preparation, analysis and security process is without any serious problems. WGM believes that the introduction of a new program of quality control would be advantageous and helpful.

    14. DATA VERIFICATION

    WGM did not collect any individual samples to verify the silver-gold mineralization at the Luismin mines. However, WGM did observe the gold-silver beads in the crucibles as taken from the fire assay furnace and their subsequent weighing. WGM also observed the pouring of numerous doré bars and receipts of payment from the sale of the doré bars.

    Luismin, starting in September 2005, has been sending on a regular basis (monthly or trimonthly), an approximate average of 70 duplicate samples per month to a commercial laboratory (SGS or Chemex). The samples are analyzed for their Au and Ag contents to check the analytical results of the Tayoltita mine laboratory. Samples are analyzed at the commercial laboratories using the same analytical procedures as the mine laboratory. During 15 months from September 2005 to December 2006, a total of 1,078 samples have been analysed with only a small percentage 15% to 30% showing good agreement between the two laboratories for both their gold and silver analyzed contents. Luismin plans to continue to monitor its mine assay results. WGM recommends that blind mine standards (high, medium low grade) and blind blanks be introduced into the analytical stream process for both laboratories and that a thorough review of the sample preparation procedures be made.

    In 2000, Luismin sent a suite of 199 samples (approximately 40 from each deposit) to three laboratories, DMC Durango, Bondar Clegg and Barringer, for check assays for silver and gold. These samples were also assayed at the Tayoltita, San Antonio and San Martin laboratories. In general, there was good correlation between the San Dimas laboratories and the outside laboratories and between the San Dimas laboratories.

    As part of the verification of the reported precious metal production by Luismin, a review was carried out by WGM of the reported silver and gold ounces of production from the Luismin mining (smelting) operation and compared to the reported settlement of ounces for silver and gold. There was excellent agreement between the reported metal production (ounces) and the settlement (ounces) by the refinery.

    Luismin's experience has shown considerable variation in grade within the mineralized shoots of the veins, and sampling of the muck piles is not routinely carried out.

    15. ADJACENT PROPERTIES

    Exploration over the past few years has been concentrated on finding new Mineral Resources/Mineral Reserves in the immediate area of the present mine workings. Luismin holds a very large land position around the present/past mine workings and as such there are no adjacent properties. More than 120 mineralized veins are known within the San Dimas district land holdings.

    Luismin has a number of exploration properties throughout Mexico that are described later in this report.

    Tunnels driven to provide better access to the numerous producing mines continually cross-cut and discover new veins. In a helicopter flight over the land holdings surrounding the mines, WGM observed untested, relatively unknown, extensively hydrothermally altered areas characteristic of epithermal vein mineralization. These lands hold promise for future exploration.

    16. MINING OPERATIONS

    16.1            GENERAL

    The current mines of Luismin in the San Dimas district consist of three underground gold and silver mining operations at Tayoltita, Central Block and Santa Rita. With the current and near term mine plans, these three mining areas are scheduled to contribute equally to the San Dimas mine production. Production is presently coming from: 10 veins (35 stopes) in the Central Block; 6 veins (7 stopes) in the Tayoltita Mine; and, 7 veins (8 stopes) in the Santa Rita Mine. The typical mining operations employ mechanized cut-and-fill mining with primary access provided by adits and internal ramps from an extensive tunnel system through the steep mountainous terrain. All milling operations are now carried out at a central milling facility at Tayoltita. The ore processing is by conventional cyanidation followed by zinc precipitation of the silver and gold followed by refining to doré.

    The San Antonio Mill operation was put into care and maintenance in November 2003 with all milling consolidated to the Tayoltita Mill and all former San Antonio mine production considered part of the Central Block Mine operation.

    San Dimas, the largest centre of Luismin operations, is located on the border of Durango and Sinaloa States. The district is characterized by the very rugged terrain of the Sierra Madre Occidental mountains with steep walled canyons and high mountain peaks which has presented challenges to the establishment of mining operations and haulage routes, mill sites and tailings management areas.

    The production of the three mines of Luismin's San Dimas Mining operations in 2007 was 685,162 tonnes at 6.27 g Au/t and 341 Ag/t.

    16.2                DESCRIPTION OF MINING OPERATIONS

    16.2.1             TAYOLTITA MINE

    The Tayoltita Mine is the oldest operating mine in the San Dimas area. The main access is a 4.4 km tunnel from a portal approximately 400 m northeast of the Tayoltita Mill. About 570,000 cfm of ventilation air is supplied by a combination of natural flow from the access tunnel as well as fan driven through a system of raises. Raises for ventilation and ore and waste passes are typically developed with boring machines.

    The mining method employs mechanized cut-and-fill mining on vein mineralization using waste rock as backfill. The veins vary from 1 to 3 m in width and generally dip at 75° to 80°.

    Production drilling is completed with jackleg drills or single boom jumbos depending on the vein thickness. Ore is hauled from the stoping areas, using LHD equipment, then by rail haulage to surface through the main access tunnel. The rail haulage has a trolley system using 8 tonne cars.

    With completion of the San Luis Tunnel, development of the Central Block mine has evolved to connect with the San Antonio mining area. This mining area is characterized by veins that dip 75°, with variable widths, and is currently being developed as an important mining area for Tayoltita.

    16.2.2             SANTA RITA MINE

    The Santa Rita Mine main access is by adit approximately 3 km to the northeast of the Tayoltita Mill site. The mining method employs cut-and-fill mining on vein mineralization. The vein dip can vary from subvertical to as low as 35°. In some of the flatter lying areas, the vein thickness allows for a room and pillar mining operation. Ventilation is maintained by three exhaust fans providing 530,000 cfm.

    The ore haulage is by LHD equipment either to an internal shaft or directly to rail haulage on the main access tunnel where 2.5 -tonne rail cars are used on a trolley line to surface. The shaft employs a double drum hoist with 2.2 -tonne skips. A tunnel excavation to connect the rail haulage to the Tayoltita tunnel has been completed and has reduced ore transport costs by elimination of the transfer to trucks at surface. With the haulage integrated into the Tayoltita haulage system it provides for more blending of the mill ore supply.

    16.2.3              SAN ANTONIO AND CENTRAL BLOCK

    The San Antonio Mine is located northwest of Tayoltita and is connected by 20 km of winding dirt road over the mountains. In 2001, the San Luis Tunnel was completed which provides for easier access between San Antonio and Tayoltita as well as integration of support services of the two locations.

    Mining operations at San Antonio work veins that vary in thickness from 1 to 6 m and employ mechanized cut-and-fill mining methods. Ventilation is by a combination of natural and fan forced methods supplying 290,000 cfm of air to the operations. Ore haulage is by a combination of LHD equipment with highway type trucks used to haul the ore to the Tayoltita mill.

    The San Antonio site includes a mill and some limited accommodation for the workforce. The mill operation was shutdown in November 2003 and all milling consolidated at the expanded Tayoltita mill facility. Following the San Antonio mill shutdown all underground production was integrated into the Central Block mine area. Ore haulage from the Central Block Mine utilizes a short tunnel on the north side of the Piaxtla River that provides ore haulage to the Tayoltita mill and bypasses the townsite. The decision to terminate the San Antonio milling operations was made primarily due to the exhaustion of the tailings storage capacity.

    16.2.4              GROUND SUPPORT FOR MINING

    The ground conditions throughout most of the San Dimas operations are good. Routine operations do not employ rockbolting or any other ground support with any regular pattern. In wider stopes where the veins are flat lying, some split sets are used and low-grade pillars are left for support. Apart from some minor problem areas, no bolting is used in the main haulage ramps and drifts. In areas that require ground support, steel arches and lagging has been used as well as shotcrete and screening. Luismin now employs a rock mechanics engineer to review ground conditions and mine planning on an ongoing basis.

    16.2.5            GRADE CONTROL

    Grade control in the San Dimas operations is difficult to manage because of the inherent dilution of narrow vein mining. Additionally, the veins at San Dimas pinch and swell and have significant variation in grade over relatively short distances. Dilution is also added by uncemented waste rock that is used to backfill the stopes and used as a working base for subsequent cuts. Fill lines are marked by paint for reference while mucking on top of fill to reduce dilution. Chip sampling is completed at regular intervals across the back as headings are advanced. Mine geologists also mark grades directly on the stope walls to guide the mining advance. The visibility of the vein contacts and to a lesser extent the higher grade ore zones help to guide grade control within each stope.

    During 2004, the operations at San Dimas mill throughput had to be reduced to maintain high recoveries from the higher grade ore being processed. The reduced milling rate ensured that the leach extraction and metal recoveries from solution could be optimized with the limited capacity limitation of this part of the mill circuit. This has provided the mining operations the opportunity to blend the ores to a more uniform grade and produce for a more stable mill operation. At the end of August 2004, the Tayoltita Mill operation was processing ores at gold and silver grades of 6.9 g/t and 524 g/t which are 60% and 36% higher than plan respectively.

    High grade gold and silver ores continued to be mined in the years 2005 and 2006 requiring continued blending of the ore for the mill.

    16.2.6            OPERATIONS WORKFORCE

    Luismin employs a combination of union and contracted workforce at the San Dimas operations with a total current workforce as of December 2007 of 1,135 with 696 at Tayoltita, 144 at Santa Rita and 295 in the Central Block of which approximately 598 are contracted.

    16.2.7             DISCUSSION

    WGM regards the diligence and work ethic of the Luismin management team as major contributors to the success of the Luismin operations. Their efforts are evident in the general order and cleanliness of the mines and mills and a testament to well run operations. Over the past 12 years the operations have made significant improvements in productivity. Over the past seven years the accident frequency per 1,000,000 man-hours has been reduced considerably. There has been considerable progress, since the initial site visits in 2002, in the introduction of international guidelines throughout the operations.

    17. MILLING OPERATIONS

    17.1             GENERAL

    The San Dimas district now has one milling facility at Tayoltita to process the production from the three active mining areas in San Dimas. The Tayoltita Mill has a conventional process flowsheet that employs cyanidation and zinc precipitation for recovery of the gold and silver. The mill currently has an installed leaching capacity of 2,100 tpd.

    The construction and installation to increase the Tayoltita crushing and grinding capacity of the mill to 3,200 tpd is currently well underway and expected to be completed at end of 2008. In 2006, the mill averaged 1,935 tpd.

    The following summarizes the performance of the San Dimas milling operations during 2007.

Tons milled	685,162*
Grade Ag (g/t)	341
Grade Au (g/t)	6.27
Recovery (Ag)	91.1%
Recovery (Au)	94.7%
Oz (Au)	132,898
Oz (Ag)	6,911,482
The ore from the Santa Rita and the Central Block are stockpiled and delivered together with the Tayoltita ore to the Tayoltita Mill

    17.2             TAYOLTITA MILL

    The Tayoltita mill presently employs two-stage crushing and single stage ball milling to achieve 80% passing 200 mesh. Leaching is completed in a series of tanks providing 72 hours of leach residence time. The pregnant solution is recovered in a counter current decant ("CCD") circuit with the gold and silver recovered from solution in a zinc precipitation circuit. Two positive displacement pumps operating in parallel move a high density tailings slurry to a box canyon east of the mill site for permanent disposal. Refining uses an induction furnace to produce 1,000 oz silver and gold doré bars.

    The Tayoltita Mill has undergone a series of plant expansions over its operating life which has resulted in three small ball mills in parallel as well as a series of small tanks in the leaching and CCD circuit. An expansion at Tayoltita in 2003 increased the nominal capacity to 1,500 tpd to replace the capacity required for shutdown of the San Antonio Mill. Currently the Tayoltita Mill is at 2,100 tpd and undergoing further expansion to increase the capacity to 3,200 tpd.

    The 2,100 tpd expansion included a new cone crusher and dust collection/system and the installation of a 1,000 hp ball mill providing two stage grinding (Figure 15). The expansion retrofited a number of existing tanks for higher capacity for solid liquid separation. Included in the expansion was increased automation and process controls as well as a general upgrade of the plant power distribution and control system. At the time of the site visit in mid January, the building's steel structure and ball mill installation for the 3,200 tpd was nearing completion. The start-up of the expanded 3,200 tpd capacity is anticipated in 2010.

    SLW MEX / MEX_03b_Flow_Chart_El_Perihuete_2100TPD.cdr
    Last revision date: Thursday 21 February 2008

Trucks
Coarse bin
Vibrating feeder
Belt
Jaw crusher
Super Agitator
Jaw crusher
Drying oven
Induction Furnace
Precipitate car
Precipitate car
Vault
Gold Dore bricks
Pumps
Return solution
Tailings
Legend:
Enriched solution
Precipitate
Pulp
Zinc
Tailings
Barren solution
Return solution
Dore
Furnace Slag
Industrial water
Filtros clarificadores

TOLVA DE GRUESOS	CAP. 780 TON
BANDA Nº 1	36" A, 49.1' L
QUEBRADORA DE QUIJADA	PETTIBONE 20"X36"
BANDA Nº 2	24' A, 160.6' L
TOLVA INTERMEDIA	CAP. 375 TON
CRIBA VIBRATORIA	TRAYLOR 8'X16'
BANDA Nº 3	36' A, 18.5' L
BANDA Nº 4	36 ' A, 77.5' L
BANDA Nº 5	36' A, 86.1' L
QUEBRADORA SECUNDARIA	HP-300
BANDA Nº 6	24" A, 750.7' L
TOLVA DE FINOS N ° 1 Y Nº 2	CAP. 1000 TON C/U
MOLINO (2)	1 2' X 14' MARCY
ESPESADOR PRIMARIO N ° 1	48 'X12' (d x h)
ESPESADOR PRIMARIO N ° 2 (HI-CAP)	55 'X 10' (d x h)
AGITADORES (7)	30'X24' (d x h)
AGITADORES (1)	30'X20' (d x h)
SUPERAGITADOR (6)	5 0'X30' (d x h)
ESPESADOR INTERMEDIO (2)	30 'X 10' (d x h)
ESPESADOR INTERMEDIO (1) (HI -CAP)	48 'X10' (d x h)
SUPERESPESADORES (2)	50' X30' (d x h)
FILTROS BUTTER (9)	CAP. 15 M³ c/u
FILTROS DE HOJAS SPARKLER (2)	
FILTROS DE HOJAS AUTOJET (2)	
FILTROS PRENSA (1)	36" L TRIANGULAR
FILTROS PRENSA (8)	36" L CUADRADAS
FILTRO PRENSA (1)	60" CUADRAD
HORNO DE INDUCCI ÓN (2)	CAP. 450 KG
BOMBAS GEHO TZPM - 180 (3)	
ESPESADOR DELKOR (1)	50 FT HI-PAC

Figure 15.

LUISMIN S.A. de C.V.

Flow Chart of El Perihuete 2100TPD Processing Plant

(after Luismin)

Graphics by: *Watts, Griffis and McOuat*

    18. MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

    18.1                 GENERAL

    The Proven and Probable Mineral Reserves, estimated by Luismin as of December 31, 2007 for the three operating mines in the San Dimas District, Tayoltita, Santa Rita and San Antonio/Central Block are 4.68 million tonnes at 381 g Ag/t and 5.41 g Au/t.

    Similarly an Inferred Mineral Resource, separately reported and estimated by Luismin for the same three mines, is about 17.55 million tonnes at an approximate grade of 324 g Ag/t and 3.29 g Au/t. Inferred Mineral Resources are not known with the same degree of certainty as Proven and Probable Mineral Reserves and do not have demonstrated economic viability.

    WGM reviewed the estimation methods used by Luismin and found them reasonable, and believes that the above Mineral Reserve and Mineral Resource estimates fairly represent the Mineral Reserve/Mineral Resource potential.

    18.2                 LUISMIN APPROACH

    Rather than calculating Mineral Resources/Mineral Reserves over a minimum mining width and then applying corrections for dilution and mine losses to determine Mineral Reserves, Luismin estimates the reserve in each of the underground mining blocks by using the conventional mining block estimation methods for underground mines and later applying a tonnage and grade correction to determine Mineral Reserves. The minimum mining width is 0.9 m; however, on occasion where very high grade values are encountered over intervals less than 0.9 m, the minimum mining width is calculated to 0.9 m, using zero grade gold and silver values for the additional width required to meet 0.9 m.

    Luismin's practice is to apply gold and silver correction factors to the grades as estimated for the in situ mineralization to correlate with the head grades of the mill feed. The correction factors account for losses in gold and silver values in the cut-and-fill mining method as well as for dilution.

    18.3                 PAH AUDIT

    Luismin has retained Pincock, Allen and Holt (“PAH”) on three occasions to audit the reserves and resources of the operations. PAH visited the three mines of San Dimas and the San Martin mines in December 1999. PAH has produced three reports1 dated September 1998, April 2000 and January 2001 reporting on Luismin Resource/Reserve estimates dated June 30, 1998, December 31, 1999 and October 31, 2000.

    PAH’s approach to audit the Mineral Reserves was to:

      review the parameters used to estimate resources and reserves;
      review the methods of estimation and classification;
      check calculations of grade, width and/or tonnage on individual blocks of reserves; and, review the predicted reserves against production for the same areas on an annual basis.

    The results of PAH’s audit found no significant errors in calculation of the Mineral Reserves.

    PAH also reviewed Luismin’s estimate of Inferred Resources and stated:

    "Based on a historical review of the tonnage of material that was originally estimated as…[Inferred Resources]…and the tonnage of material that was ultimately mined or defined as mineable reserves, it is PAH’s opinion that there is a high probability that further exploration and mine development will convert a substantial amount of these resources into mineable reserves."

    PAH’s statement of Inferred Resources in the January 2001 report is essentially equivalent to the statement of Inferred Resources in this report. While there are minor discrepancies between the PAH and the WGM reports, in our opinion these are not material.

    18.4                  VOLUME ESTIMATE

    The sample data are posted on level plans, and a geologist defines the limits of mineralization across and along the vein to determine the block lengths for mining and Mineral Reserve

    ____________________

    1Reports included audit of the previous owned and operated La Guitarra Mine.

    estimation. The data are then transferred to longitudinal sections and the volume of the block is calculated based on the average mineralized width of the vein and the measured longitudinal area (corrected for the dip of the vein).

    18.5               TREATMENT OF HIGH GRADE ASSAYS

    Cutting of high grade values is sometimes carried out by the geologist estimating the tonnage and grade of a block. Luismin informed us that the rule for the cutting of high grade silver values, i.e. those greater than 350 g Ag/t, is to average the high grade value with the silver values of the samples immediately adjacent on either side of the high grade sample, i.e. the average of three sample values. If the high grade value of the sample is equal to, or greater than three times the average then both the silver and gold values of the high grade sample are cut in half.

    18.6                TONNAGE FACTOR

    The tonnage factor for the mines that use the metric system is to multiply the volume in cubic metres by 2.7 (SG) to give tonnes and similarly in the mines using the English system to divide the volume, in cubic feet, by 13 to give tonnes. WGM believes that these factors are reasonable.

    18.7                DILUTION

    Prior to October 2000, an empirical dilution curve was applied to correct the silver and gold values at the mines of the San Dimas District. The curve was developed from years of experience measuring the head grade in the mill at the Tayoltita mine. However, as the silver grades mined decreased, a statistical study in 1999 showed that the empirical dilution curve was no longer appropriate. The 1999 statistical study was based on more than 12,000 data entries from the various mines compared to the head grades of the mill. The results indicated the need to apply the following new correction factors to both silver and gold values.

    Since November 2000, grade corrections of -15%, or 0.85 by silver grade, and –5%, or 0.95 by gold grade, have been applied. The adjustments incorporate, in WGM's opinion, grade differences due principally to dilution and to mining losses but also correct, according to Luismin, other factors that affect the results of the silver and gold assays, namely: 1) the collecting and splitting of the samples; 2) grinding contamination in the assay lab; 3) contamination during the cupellation of samples with very high values in silver and gold; and, 4) weighing errors in determining the gold and silver grades of the samples. A tonnage mining dilution of 10% is applied after the grade correction.

    To account for narrow veins, an additional dilution factor of 10% (at zero grade) is also applied to blocks less than 5,000 tonnes at the San Dimas mines.

    Luismin does not apply a mining recovery factor but since the reserve tonnes balance well with the tonnage mined, WGM estimates that mining recovery is already included in the estimation.

    18.8             CUTOFF GRADE

    The calculation of the minimum cutoff grade is based on market metal prices (adjusted monthly) for gold and silver metal recovered in the mill and the average monthly production costs for mining/milling/overhead etc., to produce a minimum dollar per tonne cutoff grade. The same cutoff grade is applied to each of the mining areas in the San Dimas district. The cutoff grade, for estimation of reserves at the San Dimas mines, as of December 31, 2007, was US$73.07/t.

    18.9              CLASSIFICATION OF RESERVES

    The terminology used by Luismin to designate Measured and Indicated Mineral Resources and Proven and Probable Mineral Reserves is in general agreement with the CIM Standards as adopted in NI 43-101. Luismin’s Mineral Resource categories "potential resource" and "drill inferred resource" would, under the CIM Standards, be called Inferred Mineral Resources. We have used the term Inferred Mineral Resources for this material throughout this report.

    The following criteria are used by Luismin to classify Proven and Probable Mineral Reserves. The distance for vertical projections for Proven Mineral Reserves and Probable Mineral Reserves is a function of the length of the block, defined as follows:

Block Length	Maximum Vertical Projection for	Maximum Vertical Projection for
	Proven Mineral Reserves	Probable Mineral Reserves

Less than 15 m (50 ft)	4 m (12 ft)	8 m (24 ft)
15 to 45 m (50 to 148 ft)	8 m (24 ft)	16 m (52 ft)
45 to 85 m (148 to 279 ft)	16 m (52 ft)	32 m (105 ft)
Greater than 85 m (279 ft)	20 m (65 ft)	40 m (135 ft)

    Blocks are adjusted to reflect faults, old workings and/or vein intersections.

    Luismin also estimates Probable Mineral Reserves by diamond drilling. A square is drawn on the vertical longitudinal section with the drillhole centered on the square. The shape and size of the block depends upon the geological interpretation with the maximum size of the block based on the thickness of the vein as follows:

Vein Thickness	Size	of Block
Less than 1.0 m	25	x 25 m
1.0 to 1.5 m	35	x 35 m
Greater than 1.5 m	50	x 50 m

    Drillhole blocks, based on drillhole assays 50 m or less from underground workings, are classified as "probable reserves from drilling". If the drillhole assays are more than 50 m from sampled underground workings or adjacent drillholes, the block is classified as Inferred Resources.

    Luismin also estimates Inferred Mineral Resources based on the geological interpretation of partially explored veins and the vertical extent of the "Favourable Zone" of the epithermal mineralization. An average grade is determined from the average metal values of widely spaced samples collected variously, when present, from outcrops, widely spaced drillholes and underground workings.

    Past mining experience shows that economic mineralization is confined to an epithermal zone with a distinct top and bottom called the Favourable Zone and that mineralization within a vein in the Favourable Zone is very irregular but statistically occupies 30% of vein in the zone. The extent of extrapolation of an individual vein in the Favourable Zone is based on structural and stratigraphic relationships supported by geochemical trace element studies and fluid inclusion studies. The extrapolation of a particular vein is based on various individual criteria, e.g. the height of the Favourable Zone, the knowledge of the structure and its extension through the interception of the structure in underground workings, by surface exposure and/or by intersection with diamond drillholes. The strength, width and character of the individual vein determine the geological confidence in the distance of the extrapolation of the vein.

    A total of more than 100 veins, at Tayoltita, San Antonio and Santa Rita (Figure 16), comprise the Inferred Mineral Resource of the San Dimas District. The various veins and the corresponding length, width and height projected are used to determine the total volume/tonnage of the Favourable Zone and ultimately the 30% of the total tonnage figure represents the Inferred Mineral Resources.

    18.10              RECONCILIATION BETWEEN RESERVES AND PRODUCTION

    The most useful test of a Mineral Reserve estimate at an operating mine is a review of the tonnes and grade predicted by the reserve estimate against the results of production from the same area. Reconciliation between the reserves of the Tayoltita/Santa Rita mines and the San Antonio mine, and production from the same areas for the period 1978 to 2002 is shown on Tables 3 and 4. In November 2003, the mill at San Antonio was closed and all milling operations from the three mines are now carried out at the Tayoltita mill. However the reconciliation between the two mill/mine operations showed very close agreement and the same is expected at the Tayoltita mill.

    18.11              DISCUSSION

    Luismin does not include the Inferred Mineral Resources in its Mineral Reserve Estimate. The Inferred Mineral Resources are targets to develop additional reserves. To determine how successful they had been in converting Inferred Mineral Resources into Mineral Reserves, Luismin geologists studied a number of veins in each of the four mines. It is important to note that the study did not include all the veins that were mined during the period and thus the mine production for the same period will be greater. Table 5 illustrates the percentage of the resources that Luismin has successfully transferred into reserves from selected veins, at each

    SLW MEX / MEX_07b_san_Dumas_Regnl_Structures.dwg (Layout: 50k)
    Last revision date: Tuesday 12 Feburary 2008

400,000m.E
404,000m.E
408,000m.E
2,678,000m.N
2,674,000m.N
2,670,000m.N
2,666,000m.N
2,662,000m.N
Legend:
Vein
Fault
River
N
TAHONITAS
LAS MINITAS
FALLA LOS ATASCOSOS
CARBONERAS
FALLA EL PUERTO
FALLA
ESTADO DE DURANGO
ESTADO DE SINALOA
FALLA LIMONCITO
FALLA GUAMUCHITE
VETA CEDRAL
SAN VICENTE
TUNEL SAN FERNANDO
SAN DIMAS
FALLA LA HUERTA
LAS PALMAS
TUNEL STA RITA - TAY
TUNEL SAN EDUARDO
GRAL. RAFAEL BUELNA
GUARISAMEY
TUNEL GRABEN SINALOA
MINA CASTELLANA
MINA SAN ANTONIO
TUNEL TREVIÑO
TUNEL SANTA RITA
TUNEL SAN SALVADOR
TAYOLTITA
CONTRA ESTACA
PRESA CUPIAS
PRESA SAN ANTONIO
TUNEL SAN LUIS
TUNEL GRABEN SINALOA
EL CRISTO
TUNEL ESCONDIDO
LA PUERTA
Scale 1 : 50,000
0 500 2,500
Metres
Graphics by Watts, Griffis and McOuat

Figure 16.

LUISMIN S.A. de C.V.

Regional Structure and Known Veins

San Dumas District, Mexico

(after Luismin)

    TABLE 3.
    RECONCILIATION BETWEEN PREDICTED RESERVES AND ACTUAL PRODUCTION – TAYOLTITA -SANTA RITA
    (1978-2002)

YEAR		TONNES			SILVER GRADE			GOLD GRADE		SILVER CONTENT			GOLD CONTENT
			Variance	g Ag/t		Variance	g Au/t		Variance	Contained oz		Variance	Contained oz		Variance %
	Predicted	Actual	%	Predicted	Actual	%	Predicted	Actual	%	Predicted	Actual	%	Predicted	Actual
1978	156,000	159,628	2.3%	400	404	1.0%	7.00	7.10	1.4%	2,006,237	2,073,424	3.3%	35,109	36,439	3.8%
1979	156,000	161,428	3.5%	400	395	-1.3%	7.00	6.50	-7.1%	2,006,237	2,050,094	2.2%	35,109	33,736	-3.9%
1980	162,000	162,290	0.2%	390	381	-2.3%	6.40	6.40	0.0%	2,031,315	1,987,991	-2.1%	33,334	33,394	0.2%
1981	162,000	155,837	-3.8%	390	468	20.0%	6.40	7.80	21.9%	2,031,315	2,344,845	15.4%	33,334	39,081	17.2%
1982	162,000	158,163	-2.4%	390	483	23.8%	6.40	7.70	20.3%	2,031,315	2,456,121	20.9%	33,334	39,156	17.5%
1983	195,000	176,643	-9.4%	383	422	10.2%	6.50	6.90	6.2%	2,401,215	2,396,661	-0.2%	40,752	39,187	-3.8%
1984	216,000	200,256	-7.3%	396	424	7.1%	6.30	6.60	4.8%	2,750,088	2,729,915	-0.7%	43,751	42,494	-2.9%
1985	202,800	197,864	-2.4%	422	433	2.6%	5.30	6.30	18.9%	2,751,555	2,754,561	0.1%	34,557	40,078	16.0%
1986	236,300	222,295	-5.9%	396	423	6.8%	5.77	6.28	8.8%	3,008,546	3,023,206	0.5%	43,837	44,884	2.4%
1987	224,055	200,323	-10.6%	348	310	-10.9%	3.90	3.60	-7.7%	2,506,869	1,996,596	-20.4%	28,094	23,186	-17.5%
1988	222,520	226,756	1.9%	346	319	-7.8%	3.67	3.54	-3.5%	2,475,386	2,325,665	-6.0%	26,256	25,808	-1.7%
1989	224,475	224,142	-0.1%	312	262	-16.0%	3.33	2.11	-36.6%	2,251,751	1,888,088	-16.2%	24,033	15,206	-36.7%
1990	229,607	214,025	-6.8%	287	248	-13.6%	2.50	1.90	-24.0%	2,118,677	1,706,530	-19.5%	18,455	13,074	-29.2%
1991	149,760	158,120	5.6%	335	275	-17.9%	2.90	1.94	-33.1%	1,613,015	1,398,032	-13.3%	13,963	9,862	-29.4%
1992	234,685	237,580	1.2%	341	311	-8.8%	2.26	2.49	10.2%	2,572,986	2,375,571	-7.7%	17,053	19,020	11.5%
1993	293,885	297,581	1.3%	285	303	6.3%	2.90	2.90	0.0%	2,692,899	2,898,982	7.7%	27,401	27,746	1.3%
1994	300,150	300,711	0.2%	307	286	-6.8%	2.30	1.90	-17.4%	2,962,610	2,765,114	-6.7%	22,195	18,370	-17.2%
1995	303,891	323,803	6.6%	315	301	-4.4%	2.00	1.70	-15.0%	3,077,699	3,133,611	1.8%	19,541	17,698	-9.4%
1996	334,225	339,704	1.6%	311	312	0.3%	1.90	2.10	10.5%	3,341,928	3,407,634	2.0%	20,417	22,936	12.3%
1997	366,206	368,069	0.5%	306	299	-2.3%	2.20	2.30	4.5%	3,602,837	3,538,328	-1.8%	25,903	27,218	5.1%
1998	388,163	401,743	3.5%	274	264	-3.6%	1.85	2.29	23.8%	3,419,499	3,409,965	-0.3%	23,088	29,579	28.1%
1999	414,400	428,386	3.4%	294	278	-5.4%	2.37	2.52	6.3%	3,917,101	3,828,933	-2.3%	31,577	34,708	9.9%
2000	432,690	439,590	1.6%	288	274	-4.9%	2.50	2.54	1.8%	4,003,443	3,868,390	-3.4%	34,710	35,898	3.4%
2001	440,720	385,660	-12.5%	273	299	9.7%	2.33	2.72	16.8%	3,861,269	3,706,692	-4.0%	32,972	33,689	2.2%
2002	330,225	313,145	-5.2%	350	361	3.1%	3.40	3.8	10.9%	3,716,000	3,634,536	-2.2%	36,098	37,956	5.1%
Total	6,537,757	6,453,742	-1.3%	329	326	-0.8%	3.50	3.57	2.1%	69,151,791	67,699,488	-2.1%	734,875	740,402	0.8%

    TABLE 4.
    RECONCILIATION BETWEEN PREDICTED RESERVES AND ACTUAL PRODUCTION – SAN ANTONIO (1987-2002)

YEAR TONNES				SILVER GRADE				GOLD GRADE		SILVER CONTENT			GOLD CONTENT
			Variance	g Ag/t		Variance	g Au/t		Variance	Contained oz		Variance	Contained oz		Variance
	Predicted	Actual	%	Predicted	Actual	%	Predicted Actual		%	Predicted	Actual	%	Predicted Actual		%
1987	50,416	35,136	-30.3%	305	287	-5.9%	5.60	5.80	3.6%	494,386	324,214	-34.4%	9,077	6,552	-27.8%
1988	93,000	88,795	-4.5%	309	286	-7.4%	7.80	6.54	-16.2%	923,930	816,493	-11.6%	23,323	18,671	-19.9%
1989	90,000	92,855	3.2%	315	260	-17.5%	6.80	8.40	23.5%	911,488	776,205	-14.8%	19,677	25,077	27.4%
1990	90,000	94,568	5.1%	287	221	-23.0%	6.70	7.37	10.0%	830,467	671,946	-19.1%	19,387	22,408	15.6%
1991	90,000	91,827	2.0%	324	338	4.3%	5.80	5.72	-1.4%	937,530	997,895	6.4%	16,783	16,887	0.6%
1992	97,000	94,386	-2.7%	360	364	1.1%	5.80	6.00	3.4%	1,122,721	1,104,604	-1.6%	18,088	18,208	0.7%
1993	93,564	63,025	-32.6%	351	358	2.0%	5.60	5.30	-5.4%	1,055,878	725,427	-31.3%	16,846	10,740	-36.2%
1994	93,185	90,235	-3.2%	340	359	5.6%	5.10	5.90	15.7%	1,018,645	1,041,519	2.2%	15,280	17,117	12.0%
1995	98,286	114,201	16.2%	373	359	-3.8%	6.30	6.20	-1.6%	1,178,686	1,318,142	11.8%	19,908	22,765	14.3%
1996	115,913	131,747	13.7%	381	366	-3.9%	6.10	6.04	-1.0%	1,419,890	1,550,314	9.2%	22,733	25,584	12.5%
1997	138,688	148,302	6.9%	385	333	-13.5%	5.80	5.17	-10.9%	1,716,712	1,587,775	-7.5%	25,862	24,651	-4.7%
1998	144,000	141,176	-2.0%	386	259	-32.9%	5.70	4.03	-29.3%	1,787,094	1,175,597	-34.2%	26,390	18,292	-30.7%
1999	132,188	136,025	2.9%	261	251	-3.8%	3.40	3.43	0.9%	1,109,252	1,097,716	-1.0%	14,450	15,001	3.8%
2000	134,990	144,840	7.3%	267	263	-1.5%	3.60	3.75	4.2%	1,158,806	1,224,735	5.7%	15,624	17,463	11.8%
2001	152,720	146,470	-4.1%	315	334	6.0%	3.65	5.07	38.9%	1,546,693	1,572,870	1.7%	17,922	23,876	33.2%
2002	154,267	140,205	-9.1%	309	389	25.9%	5.08	6.14	20.9%	1,532,601	1,753,520	14.4%	25,196	27,678	9.8%
Total	1,768,217	1,753,793	0.8%	320	315	-4.6%	5.39	5.51	2.3%	18,744,779	17,738,971	-5.4%	306,546	310,969	1.4%

    TABLE 5.
    LUISMIN, S.A. DE C.V. OPERATING MINES
    INFERRED MINERAL RESOURCES TRANSFORMED INTO MINERAL RESERVES (1979-1998)

Mine	Inferred Mineral	Grade		Production[2]	Grade		Actual	Grade		Production &	Transfer[4]
	Resources[1]						Reserves[3]			Actual Reserves
		(g Ag/t)	(g Au/t)	(t)	(g Ag/t)	(g Au/t)	(t)	(g Ag/t)	(g Au/t)		(%)
Tayoltita	4,300,000	406	3.8	3,201,919	419	4.22	633,000	307	2.69	3,835,000	89
Santa Rita	900,000	336	3.4	479,646	440	2.84	340,000	381	2.73	819,000	91
San Antonio	2,100,000	336	4.8	1,162,752	334	5.67	349,000	223	2.52	1,511,000	72
San Martin*	1,200,000	45	3.7	899,583	43	3.34	1,065,000	45	3.46	1,965,000	164
La Guitarra**	800,000	350	3.0	466,952	246	3.27	363,000	292	2.96	830,000	104
Total	9,300,000	330	3.9	6,210,900	337	4.18	2,750,000	202	3.00	8,961,000	96

1. Inferred Mineral Resources at the beginning of the project of veins selected for study.	* San Martin Mine (previously owned Luismin Mine).
2. Not the total production from the mines for the period.	* La Guitarra mine (a previously owned Luismin mine).
3. Reserves of the veins analyzed for Tayoltita, Santa Rita and San Antonio, does not include total reserves for those mines.
4. Percentage of resources transformed into reserves.
5. Figures rounded.

    of the mines, over the 20 year period (1979 to 1998). Luismin records, over the 20 year period, show that follow-up exploration has converted on average almost 90% of the Inferred Mineral Resources into Mineral Reserves.

    The Inferred Mineral Resources of the San Dimas District as of December 31, 2007 as estimated by Luismin and reviewed by WGM are shown in Table 6. Tables 7, 8 and 9 give the breakdown of the individual veins summarized in Table 6.

    TABLE 6.
    INFERRED MINERAL RESOURCES OF SAN DIMAS DISTRICT GEOLOGY DEPARTMENT
    (as of December 31, 2007)

Area	SG	%	Metric	Average Grade		Content (Troy oz) x 10[3]
		Probability	Tonnes x 10[6]	(g Ag/t)	(g Au/t)	(Ag)	(Au)
Tayoltita	2.70	30	7.98	321	2.87	82,407	737
Santa Rita	2.70	30	4.06	329	2.29	42,933	299
San Antonio	2.70	30	5.52	324	4.61	57,681	818
Total			17.55	324	3.29	183,022	1,854

    All Mineral Resources are diluted. Inferred Mineral Resources are not known to the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

    During WGM’s review of Luismin’s Resource/Reserve estimation procedures, a detailed step-by-step estimation of a block by WGM produced a similar tonnage and grade estimate to that produced by Luismin.

    Recent exploration of five veins along the San Fernando Tunnel (Figure 17) in the area known as the Central Block has outlined more than 2.1 million tonnes of Mineral Reserves containing significant gold and silver values.

    Figures 18 through 22 illustrate the Mineral Reserve blocks along longitudinal sections of the five veins.

    WGM's review of Luismin's Mineral Resource/Mineral Reserve estimates at the three operating mines at the San Dimas District did not uncover any fatal flaws, and WGM believes that the methods used by Luismin to determine Mineral Resource/Mineral Reserve estimates are reasonable and, as presented in Tables 6 and 10, fairly represent the Mineral Reserve/Mineral Resource potential. WGM has rounded Luismin's reported tonnage figures

    TABLE 7.
    LUISMIN S.A. DE C.V.
    TAYOLTITA MINE INFERRED RESOURCES
    (As of December 31, 2007)

	Longitude	Height	Wide	Density	Probability	Metric	Ag	Au	Ounces		Ounces
		(F.Z.)				Tonnes
Vein	(m)	(m)	(m)	2.7	30%		(g/t)	(g/t)	(Ag)	(Au)	oz Au Eq.
Tayoltita
Arana	530	250	2.50	2.70	0.30	268,305	278	2.80	2,398,121	24,154	72,116
Cedral Este	900	350	2.00	2.70	0.30	510,300	262	1.50	4,298,576	24,610	110,582
Arana Centro-Norte	268	150	2.00	2.70	0.30	65,223	314	2.20	658,458	4,613	17,783
Culebra (Alto de Arana)	400	120	1.50	2.70	0.30	58,320	299	2.80	560,643	5,250	16,463
Veta de Crucero	177	122	1.20	2.70	0.30	126,213	511	6.43	2,073,589	26,092	67,564
Veta 19-560	500	200	1.50	2.70	0.30	121,500	250	2.50	976,594	9,766	29,298
Veta 25-730	500	200	1.50	2.70	0.30	121,500	270	2.50	1,054,721	9,766	30,860
Vetas Tipo Manto 6	200	100	1.50	2.70	0.30	145,800	250	2.50	1,171,913	11,719	35,157
Veta 27-317	475	100	1.50	2.70	0.30	57,713	264	2.00	489,864	3,711	13,508
Veta San Luis	300	150	1.50	2.70	0.30	54,675	358	5.10	629,317	8,965	21,551
Veta 15-207	350	150	1.50	2.70	0.30	63,788	251	1.87	514,767	3,835	14,130
Maria Elena	300	100	1.50	2.70	0.30	36,450	248	1.80	290,634	2,109	7,922
Veta 27-326	375	150	1.50	2.70	0.30	68,344	258	2.10	566,915	4,614	15,953
Veta 22-930	300	150	1.50	2.70	0.30	54,675	233	1.60	409,583	2,813	11,004
Veta 27-312	309	150	1.50	2.70	0.30	56,360	233	1.65	422,205	2,990	11,434
Veta 27-328	350	150	1.50	2.70	0.30	63,788	223	1.44	457,343	2,953	12,100
Arana del Bajo	200	150	1.50	2.70	0.30	36,450	253	3.34	296,494	3,914	9,844
Ramaleos Este de Arana	100	150	1.50	2.70	0.30	18,225	319	3.20	186,920	1,875	5,613
Victoria del Bajo	200	150	1.50	2.70	0.30	36,450	251	2.40	294,150	2,813	8,696
Veta Nueva	200	150	1.50	2.70	0.30	36,450	182	1.60	213,288	1,875	6,141
Veta 25-300	133	150	1.50	2.70	0.30	24,300	379	2.37	296,103	1,852	7,774
Veta 25-065	200	100	1.50	2.70	0.30	24,300	296	1.95	231,257	1,523	6,149
Sistema 25-830 (Alto Arana)	600	200	1.50	2.70	0.30	145,800	300	2.50	1,406,295	11,719	39,845
Subtotal						2,194,929	282	2.46	19,897,751	173,533	571,488

Alto Arana
San Eduardo Tunnel
Blendita Vein System	680	200	2.00	2.70	0.30	220,320	450	3.00	3,187,602	21,251	85,003
Alejandra	770	200	2.00	2.70	0.30	249,480	450	5.00	3,609,491	40,105	112,295
Claudia	770	200	2.00	2.70	0.30	249,480	400	3.00	3,208,436	24,063	88,232
El Carrizo	470	200	2.00	2.70	0.30	152,280	250	6.00	1,223,998	29,376	53,856
Liliana-Ofelia	1000	350	2.70	2.7	0.30	765,450	399	1.80	9,819,456	44,298	240,687
Pochote	1000	350	2.00	2.7	0.30	567,000	318	4.00	5,797,061	72,919	188,860
Agua Caliente	1000	350	2.00	2.7	0.30	567,000	350	3.00	6,380,413	54,689	182,298
Subtotal						2,771,010	373	3.22	33,226,459	286,702	951,231

Tahonitas Area
Minitas	800	200	1.20	2.70	0.30	155,520	350	3.00	1,750,056	15,000	50,002
El Pinito	600	200	1.20	2.70	0.30	116,640	350	3.00	1,312,542	11,250	37,501
Tahonitas	600	200	1.20	2.70	0.30	116,640	350	3.00	1,312,542	11,250	37,501
Chirimollo	600	200	1.20	2.70	0.30	116,640	350	3.00	1,312,542	11,250	37,501
Subtotal						505,440	350	3.00	5,687,683	48,752	162,505

Area Tinajas
San Francisco Oeste	900	350	2.50	2.70	0.30	637,875	290	1.90	5,947,457	38,966	157,915
San Francisco Este	500	350	2.50	2.70	0.30	354,375	290	1.90	3,304,143	21,648	87,731
Subtotal						992,250	290	1.90	9,251,600	60,614	245,646
TOTAL						6,463,629	328	2.74	68,063,493	569,600	1,930,870

El Cristo Area
La Luz	400	300	2.00	2.7	0.3	194,400	300	3.50	1,875,060	21,876	59,377
Santa Gertrudis	687.5	300	2.00	2.7	0.3	334,125	250	4.00	2,685,633	42,970	96,683
Santa Cruz	350	250	1.00	2.7	0.3	70,875	300	3.50	683,616	7,976	21,648
Joliet	500	200	1.00	2.7	0.3	81,000	250	4.00	651,063	10,417	23,438
Olivia	400	200	1.00	2.7	0.3	64,800	280	3.00	583,352	6,250	17,917
Guadalupe 4	250	200	1.00	2.7	0.3	40,500	280	2.50	364,595	3,255	10,547
Camichin	540	250	2.00	2.7	0.30	218,700	300	3.00	2,109,443	21,094	63,283
Tejas	540	250	2.00	2.7	0.30	218,700	300	3.00	2,109,443	21,094	63,283
Verdosa	576	250	2.50	2.7	0.30	291,600	350	3.50	3,281,355	32,814	98,441
Subtotal						1,514,700	295	3.44	14,343,560	167,746	454,617

GRAND TOTAL						7,978,329	321	2.87	82,407,053	737,347	2,385,488

         TABLE 8.
    LUISMIN S.A. DE C.V.
    SANTA RITA MINE INFERRED RESOURCES
    (As of December 31, 2007)

Vein	Longitude	Height	Wide	Density	Probability	Metric	Ag	Au	Ounces		Ounces
		(F.Z.)				Tonnes
	(m)	(m)	(m)	2.7	30%		(g/t)	(g/t)	(Ag)	(Au)	oz Au Eq.
Santa Rita	200	40	2.30	2.7	0.3	14,904	438	2.67	209,882	1,279	5,477
Patricia I	206	100	1.80	2.7	0.3	29,970	390	2.33	375,794	2,245	9,761
Magdalena del bajo	240	100	2.50	2.7	0.3	48,600	265	2.15	414,076	3,359	11,641
Lupita	300	150	2.00	2.7	0.3	72,900	536	2.31	1,256,290	5,414	30,540
Patricia II	300	100	1.80	2.7	0.3	43,740	340	2.00	478,140	2,813	12,375
Magdalena del bajo	500	200	1.00	2.7	0.3	81,000	380	3.00	989,615	7,813	27,605
Marisa	350	100	1.60	2.7	0.3	45,360	400	2.91	583,352	4,244	15,911
Cristina-Nancy	250.6	200	2.12	2.7	0.3	86,066	490	2.97	1,355,894	8,218	35,336
Promontorio	900	250	2.40	2.7	0.3	437,400	325	1.97	4,570,459	27,704	119,113
Blendita	680	200	2.00	2.7	0.3	220,320	291	2.04	2,061,316	14,450	55,677
Porvenir	600	150	1.50	2.7	0.3	109,350	358	2.78	1,258,634	9,774	34,946
Gabriela	600	150	1.50	2.7	0.3	109,350	250	1.50	878,935	5,274	22,852
Animas	1000	250	3.00	2.7	0.3	607,500	265	2.15	5,175,948	41,994	145,512
America	500	250	1.00	2.7	0.3	101,250	353	2.40	1,149,125	7,813	30,795
Tacuacha	800	180	1.20	2.7	0.3	139,968	353	2.40	1,588,551	10,800	42,571
Trinidad	1000	250	1.20	2.7	0.3	243,000	353	2.40	2,757,901	18,751	73,909
Cristina del Alto	300	200	2.50	2.7	0.3	121,500	309	2.15	1,207,070	8,399	32,540
Carolina	500	200	1.00	2.7	0.3	81,000	325	1.97	846,381	5,130	22,058
San Jose	500	200	1.00	2.7	0.3	81,000	325	1.97	846,381	5,130	22,058
San Carlos	700	350	1.50	2.7	0.3	297,675	274	2.55	2,622,350	24,405	76,852
Concepcion	600	350	1.50	2.7	0.3	255,150	353	2.40	2,895,796	19,688	77,604
Guarisamey	487.5	350	2.00	2.7	0.3	276,413	353	2.40	3,137,113	21,329	84,071
El Rincon	600	350	1.50	2.7	0.3	255,150	353	2.40	2,895,796	19,688	77,604
Santa Barbara	700	350	1.50	2.7	0.3	297,675	353	2.40	3,378,429	22,969	90,538

TOTAL						4,056,241	329	2.29	42,933,230	298,684	1,157,349

    TABLE 9.
    MINAS LUISMIN, S.A. DE C.V.
    SAN ANTONIO AREA INFERRED RESOURCES
    (As of December 31, 2007)

Vein	Longitude	Height	Wide	Density	Probability	Metric	Ag	Au	Ounces		Ounces
		(F.Z.)				Tonnes
	(m)	(m)	(m)	2.7	30%		(g/t)	(g/t)	(Ag)	(Au)	oz Au Eq.
West Block
San Antonio	150	150	2.20	2.7	0.3	40,095	270	5.00	348,058	6,446	13,407
Santa Rosa	300	100	2.50	2.7	0.3	60,750	270	5.00	527,361	9,766	20,313
Guadalupe	300	110	1.50	2.7	0.3	40,095	312	3.40	402,200	4,383	12,427
Carmen	800	250	0.90	2.7	0.3	145,800	190	2.70	890,654	12,657	30,470
San Ricardo	200	250	1.00	2.7	0.3	40,500	300	4.00	390,638	5,209	13,021
Sin Nombre	200	250	1.00	2.7	0.3	40,500	300	4.00	390,638	5,209	13,021
Santa Cruz	200	250	1.00	2.7	0.3	40,500	300	4.00	390,638	5,209	13,021
Agua Dulce	200	250	1.00	2.7	0.3	40,500	300	4.00	390,638	5,209	13,021
Santa Maria 1	200	250	1.00	2.7	0.3	40,500	300	4.00	390,638	5,209	13,021
Santa Maria 2	200	250	1.00	2.7	0.3	40,500	300	4.00	390,638	5,209	13,021
Marshal	200	250	1.00	2.7	0.3	40,500	300	4.00	390,638	5,209	13,021
Franklin	200	250	1.00	2.7	0.3	40,500	300	4.00	390,638	5,209	13,021
Cata	200	250	1.00	2.7	0.3	40,500	300	4.00	390,638	5,209	13,021
Rosario	200	250	1.00	2.7	0.3	40,500	300	4.00	390,638	5,209	13,021
Macho Bayo	200	250	1.00	2.7	0.3	40,500	300	4.00	390,638	5,209	13,021
Peggy	250	200	1.00	2.7	0.3	40,500	350	4.00	455,744	5,209	14,323
Santa Teresa	450	250	2.50	2.7	0.3	227,813	245	3.10	1,794,495	22,706	58,596
Coronado Trinidad	1000	250	2.00	2.7	0.3	405,000	300	3.00	3,906,376	39,064	117,191
Subtotal						1,405,553	279	3.49	12,621,901	157,523	409,961

Central Block
El Oro System	750	200	1.65	2.7	0.3	200,475	350	4.50	2,255,932	29,005	74,123
Los Queleles system	827	200	1.70	2.7	0.3	227,813	340	3.00	2,490,320	21,973	71,780
Santa Lucia	500	300	1.65	2.7	0.3	192,882	370	5.00	2,294,522	31,007	76,897
Santa Gertrudis	500	250	1.48	2.7	0.3	149,850	350	5.00	1,686,252	24,089	57,814
Zacatera	500	250	1.48	2.7	0.3	149,850	350	5.00	1,686,252	24,089	57,814
Castellana	500	350	1.50	2.7	0.3	199,781	343	3.70	2,203,164	23,766	67,829
Celia	475	300	0.90	2.7	0.3	89,375	322	3.73	925,277	10,718	29,224
Capitana	200	250	0.75	2.7	0.3	30,375	428	4.80	417,982	4,688	13,047
Soledad	460	300	0.90	2.7	0.3	201,204	311	3.40	2,011,846	21,994	62,231
Marina I	592	300	0.90	2.7	0.3	258,854	260	4.27	2,163,844	35,537	78,814
Marina II	600	300	0.90	2.7	0.3	262,440	260	5.27	2,193,821	44,467	88,343
Gloria	417	200	0.90	2.7	0.3	60,750	312	5.54	609,395	10,821	23,009
Roberta	630	400	2.50	2.7	0.3	490,131	510	9.24	8,036,739	145,607	306,342
Robertita	420	350	2.20	2.7	0.3	261,954	455	8.00	3,832,076	67,377	144,019
Mariana	528	250	0.92	2.7	0.3	98,415	300	3.00	949,249	9,492	28,477
Pozolera	528	250	0.92	2.7	0.3	98,415	317	3.70	1,003,040	11,707	31,768
Frapopan Sur	556	200	0.90	2.7	0.3	81,000	370	3.00	963,573	7,813	27,084
Frapopan Norte	600	350	0.90	2.7	0.3	153,090	370	3.00	1,821,152	14,766	51,189
Noche Buena	840	300	1.00	2.7	0.3	204,120	327	3.60	2,146,006	23,626	66,546
Subtotal						3,410,775	362	5.13	39,690,441	562,543	1,356,352

San Vicente Area
Luz y Reyes	800	250	1.25	2.7	0.3	202,500	286	4.40	1,862,039	28,647	65,888
San Rafael	820	250	1.51	2.7	0.3	250,736	227	5.30	1,829,954	42,726	79,325
Hedionda	200	250	1.20	2.7	0.3	48,600	212	3.40	331,261	5,313	11,938
Esperanza	500	250	1.20	2.7	0.3	121,500	212	3.40	828,152	13,282	29,845
Tescalama	250	250	1.50	2.7	0.3	75,938	212	3.40	517,598	8,301	18,653
Subtotal						699,274	239	4.37	5,369,004	98,268	205,648

TOTAL						5,515,602	325	4.61	57,681,346	818,334	1,971,961

    WSLW MEX/MEX_06_San_Fernando_long_Sec.dwg (Layout: 22.5k)
    Last revision date: Tuesday 12 February 2008

NW
SECCION LONGITUDINAL
VIENDO AL NE
SE
Elev.1,500 m.s.n.m.
Elev.1,500 m.s.n.m.
Elev. 1,000 m.s.n.m.
Elev. 500 m.s.n.m.
Elev. 500 m.s.n.m.
MINA CASTELLANA
TUNNEL SAN LUIS
BOCAMINA
TUNNEL SAN FERNANDO
Arroyo
San Dimas
TUNNEL SAN FERNANDO
TUNNEL AS DE OROS
PROY TUNNEL SAN LUIS
TUNNEL SAN LUIS
RAMPA SANTA ANITA
RAMPA SAN FRANCISCO
BOCAMINA TUNNEL
SAN LUIS
TUNNEL EL CRISTO
PROY TUNNEL SANTA ANITA
PROY TUNNEL GUAMUCHIL
Graphics by Watts, Griffis and McOuat

401,200 E
2,670,000 N
403,200 E
2,668,000 N
405,200 E
2,666,000 N
2,664,000 N
PROY TUNNEL GUAMUCHIL
PROY TUNNEL SANTA ANITA
PROY RAMPA SAN FRANCISCO
TUNNEL SAN FERNANDO
TUNNEL AS DE OROS
DK FELDESPATICO
FALLA RAMA
TUNNEL SAN LUIS
BOCAMINA TUNNEL
SAN LUIS
TUNNEL EL CRISTO
RIO PIAXTLA
ARROYO SAN DIMAS
2,670,000 N
399,200 E
2,668,000 N
401,200 E
2,666,000 N
403,200 E
405200 E
Legend:
TUNNEL SAN LUIS
TUNNEL AS DE OROS
TUNNEL SAN FERNANDO
0 225 1,125
Metres
Graphics by Watts, Griffis and McOuat

Figure 17.

LUISMIN S.A. de C.V.

Longitudinal Section San Fernando

(after Luismin)

    SLW MEX/MEX_01_Roberta.dwg (Layout: 5k)
    Last revision date: Tuesday 12 February 2008

SW
NE
Scale 1 : 5,000
0
50
250
Metres
Camino
TUNEL SAN FERNANDO
3-A
3-B
3-C
Arroyo San Dimas
ELEV.750 m.s.n.m.
ELEV.650 m.s.n.m.
FRENTE 8-760 W
RAMPA 8-758 W
REB 7-723
REB 8-723
REB 9-723
REB 9-726
REB 10-880
REB 10-882
REBAJE 12-851 W
FRENTE 10-870 W
FRENTE 14-650 W
FRENTE 15-470 W
FRENTE 15-900 W
FRENTE 14-650 E
RAMPA 14-623 W-E
REBAJE 11-882 E
Sub-Nivel N-1
Sub-Nivel N-2
Sub-Nivel N-3
Sub-Nivel N-4
Sub-Nivel N-5
Sub-Nivel N-6
9-E
10-D
10-E
10-F
10-A
9-D
11-D
11-A
11-E
11-F
11-M
11-J
11-K
11-L
11-G
11-C
11-H
1,500 m
A Falla Guamuchil
DIQUE SAN LUIS
TUNEL SAN LUIS
Posible Crecimiento de los Blocks
400X80X2.0X2.7=129,600 Tons.
CRUCERO 11-695 N
NIVEL SANTA ANITA
TUNEL SANTA ANITA
Legend:
Probable (DDH)
Proven Reserves
Probable Reserves
Mined Reserves
Contact between productive andesite and portal rhyolite
Fault
Dyke
Hole number
Silver-Gold (width m)
Tonnes

Figure 18.

LUISMIN S.A. de C.V.

Longitudinal Section Veta Roberta

(after Luismin)

Graphics by *Watts, Griffis and McOuat*

    SLW MEX/MEX_02b_Robertita (Layout: 5k)
    Last revision date: Tuesday 12 February 2008

SW
NE
Scale 1 : 5,000
0 50 250
Metres
MINA EL SALTO
RPA 7-710
NIVEL 7
NIVEL 8
VETA SANTO NIÑO
Elev. 800 m.s.n.m.
Elev. 700 m.s.n.m.
FALLA DOLORES
FTE. 11-710 E (ROBERTA)
FTE. 11-862 E (ROBERTA)
FTE. 14-650 E (ROBERTA)
Sub-Nivel N-1
Sub-Nivel N-2
Sub-Nivel N-3
Sub-Nivel N-4
Sub-Nivel N-5
Sub-Nivel N-6
TUNEL SAN LUIS
CRUCERO
TUNEL SANTA ANITA
Legend:
Probable (DDH)
Proven Reserves
Probable Reserves
Mined Reserves
Contact between productive andesite and portal rhyolite
Fault
Dyke
Hole number
Silver-Gold (width m)
Tonnes
Graphics by Watts, Griffis and McOuat

Block No.	Toneladas Metricas	Ley Ag	(g/ton) Au	Ancho m	Onzas Au Eq
A-1	34,832	672	3,20	2,84	14,872
A-2	12,807	482	12,00	2,06	7,860
A-3	42,428	661	12.76	3.48	31,221
A-4	111,190	579	10.49	2.73	69,719
Total	201,365	604	8,81	2,81	122,148

Figure 19.

LUISMIN S.A. de C.V.

Longitudinal Section Veta Robertita

(after Luismin)

    SLW MEX/MEX_03b_Marina_1.dwg (Layout: 2.5k)
    Last revision date: Tuesday 12 February 2008

W
E
Scale 1 : 2,500
0 25 125
Metres
M-09-03
REBAJE 9-650- W
REBAJE 9-680- W
Elev. 800 m.s.n.m.
NIVEL 9
14-D
14-C
14-B
14-A
8-E
8-C
11-B
11-A
CRUCERO 9-111- W
REB 11-151 E
REB 10-145 W
NIVEL 10
BLOCKS PRO
DESDE VETA
MAR-10-05
186-4.96 (1.21 m)
Ton. 4,394
OzAuEq: 1,110
8-H
11-D
NIVEL 710 W
Elev. 700 m.s.n.m.
REBAJE 11-151 WC
REBAJE 11-175 E
FRENTE 11-151 W
NIVEL 11
11 - C
REB 12B-151 E
RAMPA 11-175
REB 12-151 E
12-D
12-A
REB 12A-151 W
12-E
REBAJE12-137 E
TUNEL MARINAS
AO-11-05
RAMPA 12-151
12-M
12-L
12-B
12-N
254-6.06 (1.02 m)
3,387 Tons
NIVEL 12
12-Ñ
FRENTE 12-137 W
12-C
Elev. 600 m.s.n.m.
M-12-01
240-4.02 (1.24 m)
4,408 Ton
12-F
264-5.62 (1.65m)
17,770 Tons
FRENTE 8-185 E
12-J
12-H
12-I
12-K
AO-11-10
266-5.77 (1.96 m)
13,251 Ton
FRENTE 8-140 W
TUNEL SAN LUIS
M-7-11
4-0.1(1.0m)
M-7-12
12-0.2(2.30m)
M-7-13
18-0.2(3.63m)
M 7-08
20.-01(4.20m)
M-7-05
108-1.0 (0.25 m)
M-7-07
12-0.2 (2.30 m)
M-7-01
36-0.3 (0.70 m)
M-7-03
74-0.1 (2.60 m)
M-7-04
17-0.1 (2.80 m)
M-7-02
60-0. (0.90 m)
Legend:
Probable (DDH)
Proven Reserves
Probable Reserves
Mined Reserves
Fault
Dyke
Hole number
Silver-Gold (width m)
Tonnes
Graphics by Watts, Griffis and McOuat

Figure 20.

LUISMIN S.A. de C.V.

Longitudinal Section
Veta Marina I

(after Luismin)

    SLW MEX/MEX_04b_Marina_II.dqg (Layour: 2.5k)
    Last revision date: Wednesday 13 February 2008

W
E
Legend:
Probable (DDH)
Proven Reserves
Probable Reserves
Mined Reserves
Fault
Dyke
Hole number
Silver-Gold (width m)
Tonnes
Rampa 9-660
Rebaje 9-118
Fte 9-118
CROC 8-417
Rampa 9-680
8-M
8-L
8-J
8-K
202-2.20 (1.05 m)
3,484 Ton.
Elev. 850 m.s.n.m.
MAR 10-06
437 - 6.36 (1.55m)
Ton. 5,118
AC-11-01
174-4.40 (1.06m)
Ton. 3,513
Rampa 11-162
TUNEL MARINAS
11-F
11-E
12-K
12-I
12-J
12-L
Frente 11-166 W
REB. 11-166
12-E
12-C
12-D
12-F
NIVEL 710 W
LONGITUD 600 m.
6-D
6-B
7-B
7-D
6-C
6-A
7-A
7-C
11-H
11-G
REB. 12-166
FRENTE 12-A 166 W
12-A
Scale 1 : 2,500
0 25 125
Metres
Elev. 650 m.s.n.m.
FRENTE 12- 136 W
12-B
MAR-11-01
MAR-11-03
MAR-11-02
MAR-11-04
TUNEL SAN LUIS
Graphics by Watts, Griffis and McOuat

Figure 21.

LUISMIN S.A. de C.V.

Longitudinal Section
Veta Marina II

(after Luismin)

    SLW MEX/MEX_08_Soledad.dwg (Layour: 5k)
    Last revision date: Wednesday 13 February 2008

SW
NE
Scale 1 : 5,000
0
50
250
Metres
FALLA #1
FALLA #26
N-0
N-170
ELEV.700 m.s.n.m.
ELEV.500 m.s.n.m.
REB.7,818
7-A
7-B
7-C
7-D
8-A
8-B
8-C
9-A
9-B
9-C
9-D
SOL-CP-99-1
TUNEL SAN LUIS
TUNEL SANTA ANITA
SOL-7-14
325 - 4.78 (1.30m)
Ton. 4,721
Legend:
Probable (DDH)
Proven Reserves
Probable Reserves
Mined Reserves
Contact between productive andesite and portal rhyolite
Fault
Dyke
Hole number
Silver-Gold (width m)
Tonnes
Graphics by Watts, Griffis and McOuat

Figure 22.

LUISMIN S.A. de C.V.

Longitudinal Section
Veta Soledad

(after Luismin)

    to conform to CIM Standards. Tables 11 to 13 illustrate the detailed Mineral Reserves of individual veins of each of the mining units.

    TABLE 10.
    MINERAL RESERVES OF SAN DIMAS DISTRICT - LUISMIN GEOLOGY DEPARTMENT
    (as of December 31, 2007)

	Metric			Total Contained
	Tonnes	g Ag/t	g Au/t	(oz Ag)	(oz Au)
Proven Reserves
Tayoltita	322,991	318	2.90	3,297,702	30,123
Santa Rita	233,526	339	2.45	2,541,882	18,394
Block Central	1,042,036	419	7.39	14,053,794	247,473
Total Proven Reserves	1,598,553	387	5.76	19,893,378	295,990

Probable Reserves
Tayoltita	298,385	329	3.36	3,159,640	32,230
Santa Rita	152,705	300	1.96	1,472,112	9,628
Block Central	506,969	422	6.46	6,879,917	105,244
Total Probable Reserves	958,059	374	4.78	11,511,670	147,101

Proven and Probable Reserves
Tayoltita	621,375	323	3.12	6,457,342	62,353
Santa Rita	386,231	323	2.26	4,013,995	28,021
Block Central	1,549,005	420	7.08	20,933,711	352,717
Total Proven and Probable Reserves	2,556,612	382	5.39	31,405,048	443,091

Probable Reserves by Diamond Drilling
Tayoltita	812,878	303	3.07	7,918,343	80,149
Santa Rita	289,342	356	3.30	3,313,855	30,685
Block Central	1,019,628	449	7.93	14,707,726	259,970
Total Probable Reserves by Diamond Drilling	2,121,849	380	5.44	25,939,924	370,804

GRAND TOTAL Proven and Probable Reserves	4,678,461	381	5.41	57,344,972	813,895

    Notes to Reserve Statement
    1. Reserves were estimated by Luismin and audited by WGM as of December 31, 2007.
    2. Cutoff grade based on total operating cost for Tayoltita, Santa Rita and Block Central (US$73.07/t).
    3. All reserves are diluted, a mining recovery factor has not been applied, but WGM estimates that the mining recovery will be approximately 90%.
    4. The tonnage factor is 2.7 tonnes per cubic metre.
    5. Cutoff values are calculated at a silver price of US$10.00 per troy ounce and US$500.00 per troy ounce for gold. 6. Rounding of figures may alter the sum of individual columns.

    TABLE 11.
    TAYOLTITA MINERAL RESERVES
    (December 31, 2007)

	Tonnes	Ag	Au	kg Ag	kg Au	oz Ag	oz Au
		(g/t)	(g/t)
Proven
VETA SANLUIS	350	305	3.13	107	1.1	3,436	35
FRONTERA	751	284	3.09	213	2.3	6,846	75
MINA ARANA	47,748	329	4.16	15,701	198.7	504,815	6,389
ARANA DEL ALTO	92,543	290	3.06	26,820	283.6	862,274	9,119
CULEBRA	16,581	337	3.02	5,584	50.0	179,544	1,609
CANDELARIA	15,485	319	3.46	4,941	53.6	158,844	1,722
CEDRAL	6,204	250	2.18	1,554	13.5	49,948	434
15-207	7,782	320	2.07	2,489	16.1	80,017	518
EL CRISTO	4,363	223	3.89	973	17.0	31,296	546
TSL ( SANTA LUCIA )	129,623	338	2.29	43,796	296.9	1,408,069	9,546
TSL ( EL ORO )	1,562	251	2.60	392	4.1	12,613	131
Total Proven	322,991	318	2.90	102,570	936.9	3,297,702	30,123

Probable
VETA SAN LUIS	1,029	305	3.13	314	3.2	10,091	104
VETA FRONTERA	1,758	284	3.09	499	5.4	16,036	175
MINA ARANA	60,144	300	3.98	18,058	239.2	580,592	7,691
ARANA DEL ALTO	72,046	288	3.06	20,740	220.5	666,800	7,091
MINA CULEBRA	28,378	349	3.19	9,898	90.6	318,237	2,912
MINA CANDELARIA	29,752	326	3.54	9,698	105.4	311,808	3,389
MINA CEDRAL	16,426	244	2.18	4,014	35.7	129,044	1,149
VETA 15-207	3,265	233	1.93	761	6.3	24,478	203
EL CRISTO	5,757	194	3.50	1,115	20.2	35,833	649
TSL ( SANTA LUCIA)	77,917	421	3.47	32,831	270.7	1,055,527	8,704
TSL ( EL ORO )	1,912	182	2.67	348	5.1	11,195	164
Total Probable	298,385	329	3.36	98,276	1,002.5	3,159,640	32,230

Total Proven and Probable	621,375	323	3.12	200,846	1,939.4	6,457,342	62,353
Probable Reserves by DDH	812,878	303	3.07	246,288	2,492.9	7,918,343	80,149

GRAND TOTAL	1,434,254	312	3.09	447,134	4,432.3	14,375,686	142,502

    TABLE 12.
    SANTA RITA MINERAL RESERVES (December 31, 2007)

	Tonnes	Ag	Au	kg Ag	kg Au	oz Ag	oz Au
		(g/t)	(g/t)
Proven
VETA SANTA RITA	8,528	361	2.56	3,078	21.8	98,945	701
VETA PEÑA	1,093	546	4.23	596	4.6	19,174	149
VETA 11-210	1,165	461	4.54	537	5.3	17,265	170
VETA 16-804	790	322	2.71	255	2.1	8,187	69
VETA MARLENNE	2,486	303	2.21	752	5.5	24,179	177
VETA PATY I	7,640	307	1.44	2,345	11.0	75,398	354
VETA LUPITA	7,503	286	1.80	2,145	13.5	68,977	435
VETA PATY II	358	282	2.49	101	0.9	3,251	29
VETA MAGDALENA	17,229	406	4.00	6,991	68.8	224,776	2,213
VETA MARISA	34,147	294	1.75	10,054	59.8	323,228	1,922
VETA MISACHE	11,618	268	1.75	3,110	20.3	99,987	652
VETA CRISTINA	6,534	339	2.42	2,215	15.8	71,213	508
VETA CRISTINA DEL ALTO	18,832	298	2.36	5,620	44.5	180,680	1,431
VETA PROMONTORIO	4,312	438	3.03	1,887	13.1	60,674	421
VETA BLENDITA FW	1,623	262	1.98	425	3.2	13,663	103
VETA BLENDITA HW	8,206	290	1.62	2,377	13.3	76,412	427
VETA LA LUZ	593	288	2.49	171	1.5	5,482	48
VETA AMERICA	31,782	372	2.58	11,835	81.9	380,497	2,632
VETA NANCY	32,375	482	4.17	15,591	135.1	501,276	4,343
VETA CLAUDIA	-8	239	1.56	-2	0.0	-59	0
VETA FABIOLA	1,353	288	1.13	390	1.5	12,534	49
VETA ALEXIA	1,336	192	1.71	256	2.3	8,238	74
VETA CAROLINA	12,128	272	1.34	3,294	16.2	105,892	522
VETA SARITA	2,140	195	1.24	418	2.6	13,429	85
VETA LIZETH	14,326	226	1.29	3,240	18.4	104,167	593
VETA MARIMAR	5,436	254	1.65	1,382	9.0	44,416	289
Total Proven	233,526	339	2.45	79,061	572.1	2,541,882	18,394

Probable
VETA SANTA RITA	3,095	347	2.48	1,073	7.7	34,496	247
VETA PATY I	2,103	252	1.37	529	2.9	17,006	92
VETA LUPITA	2,526	317	1.52	801	3.8	25,768	123
VETA MAGDALENA	1,870	311	2.40	582	4.5	18,712	144
VETA MARISA	1,983	261	1.66	518	3.3	16,640	106
VETA MISACHE	5,318	278	1.81	1,480	9.6	47,573	310
VETA CRISTINA	8,477	329	2.37	2,793	20.1	89,784	646
VETA CRISTINA DEL ALTO	11,590	293	2.30	3,392	26.6	109,052	855
VETA PROMONTORIO	8,902	438	3.03	3,896	27.0	125,252	868
VETA BLENDITA FW	3,245	262	1.98	850	6.4	27,326	207
VETA LA LUZ	599	288	2.49	172	1.5	5,545	48
VETA AMERICA	34,691	364	2.57	12,618	89.1	405,667	2,864
VETA NANCY	2,405	229	1.69	550	4.1	17,683	131
VETA CLAUDIA	1,095	239	1.56	262	1.7	8,426	55
VETA FABIOLA	3,333	288	1.13	961	3.8	30,883	121
VETA ALEXIA	2,827	192	1.71	542	4.8	17,438	156
VETA CAROLINA	14,763	315	1.51	4,650	22.2	149,495	715
VETA SARITA	3,772	197	1.25	744	4.7	23,928	152
VETA LIZETH	29,258	226	1.29	6,617	37.7	212,741	1,211
VETA MARIMAR	10,856	254	1.65	2,759	17.9	88,693	576
Total Probable	152,705	300	1.96	45,788	299.5	1,472,112	9,628

Total Proven and Probable	386,231	323	2.26	124,849	871.6	4,013,995	28,021
Probable Reserves by DDH	289,342	356	3.30	103,072	954.4	3,313,855	30,685

GRAND TOTAL	675,573	337	2.70	227,922	1,826.0	7,327,849	58,706

    TABLE 13.
    BLOCK CENTRAL MINERAL RESERVES
    (December 31, 2007)

	Tonnes	Ag	Au	kg Ag	kg Au	oz Ag	oz Au
		(g/t)	(g/t)
Proven
LUZ Y REYES	8,163	236	3.95	1,929	32.3	62,035	1,037
SAN RAFAEL	9,523	201	4.99	1,912	47.5	61,482	1,529
CELIA II	56,467	385	3.53	21,763	199.6	699,687	6,417
CAPITANA	4,851	329	5.10	1,596	24.8	51,319	796
SOLEDAD	54,942	381	4.30	20,917	236.2	672,510	7,594
MARINA I	112,653	327	5.94	36,829	669.0	1,184,091	21,507
MARINA II	39,670	401	6.24	15,904	247.4	511,312	7,953
ROBERTITA	263,291	577	11.68	151,992	3,076.1	4,886,661	98,899
NOCHE BUENA	55,292	328	4.08	18,123	225.3	582,654	7,244
ROBERTA	333,536	384	7.27	127,976	2,423.5	4,114,510	77,918
GLORIA	16,140	644	10.77	10,401	173.9	334,403	5,590
KATIA	12,570	405	7.53	5,091	94.7	163,669	3,045
CASTELLANA	45,885	355	3.85	16,302	176.6	524,122	5,678
SAN SALVADOR	17,625	183	1.60	3,232	28.2	103,915	908
ANGELICA	1,593	157	2.08	250	3.3	8,046	107
JAEL	9,834	295	3.95	2,904	38.9	93,379	1,249
Total Proven	1,042,036	419	7.39	437,122	7,697.3	14,053,794	247,473

Probable
LUZ Y REYES	11,356	247	4.22	2,807	47.9	90,232	1,541
SAN RAFAEL	10,890	189	5.13	2,059	55.9	66,186	1,796
CELIA II	72,586	464	4.13	33,659	299.9	1,082,152	9,641
CAPITANA	7,374	319	5.05	2,351	37.2	75,596	1,198
SOLEDAD	63,724	394	4.49	25,085	286.1	806,502	9,197
MARINA I	16,460	205	4.09	3,368	67.3	108,278	2,164
MARINA II	21,823	442	7.28	9,654	158.8	310,396	5,106
ROBERTITA	96,881	654	12.60	63,396	1,220.7	2,038,227	39,247
NOCHE BUENA	9,421	307	3.86	2,891	36.4	92,949	1,170
ROBERTA	95,195	371	6.65	35,292	632.8	1,134,661	20,344
GLORIA	14,169	600	10.64	8,501	150.8	273,329	4,848
KATIA	4,164	503	10.03	2,094	41.7	67,309	1,342
CASTELLANA	46,317	325	3.40	15,054	157.5	484,012	5,064
SAN SALVADOR	28,112	187	1.71	5,261	48.1	169,136	1,545
ANGELICA	2,929	157	2.08	460	6.1	14,794	196
JAEL	5,569	369	4.72	2,058	26.3	66,157	846
Total Probable	506,969	422	6.46	213,989	3,273	6,879,917	105,244

Total Proven and Probable	1,549,005	420	7.08	651,111	10,971	20,933,711	352,717
Probable Reserves by DDH	1,019,628	449	7.93	457,462	8,086	14,707,726	259,970

GRAND TOTAL	2,568,634	432	7.42	1,108,573	19,056.7	35,641,437	612,687

    19. SAN DIMAS TAILINGS MANAGEMENT

    19.1              GENERAL

    At the time of Wheaton River’s acquisition of the Luismin operations, the practice in the design and operation of tailings containment sites in the San Dimas district complied with the requirements of Mexico and with the permits issued for the dams. To bring the facilities to international guidelines, a series of improvements were identified as necessary to reduce risk as well as the potential environmental impact. Since the acquisition, a number of improvements have been made and extensive work is ongoing to further improve the standard of the tailings operation.

    Luismin’s practice had been to discharge tailings from the cyanidation mills to unlined structures designed to settle the solids and collect solutions for recycle to the milling operations. The containment dams were typically constructed with cyclone underflow, and the overflow drains to decant structures in the central portion of the dam. Previously the tailings containment sites had not been subjected to comprehensive geotechnical investigations before construction, normal safety factors in dam design nor monitoring or control of seepage.

    The deficiencies with the tailings management aspect of the operations have been addressed by Luismin and capital investments have been made to upgrade the containment structures and tailings operations to bring them more in line with accepted practice. In 2005 US$1.3 million was spent on the San Antonio tailings, and US$2.2 million in 2006 and US$1.6 million in 2007. Investment in the Tayoltita tailing dam in 2005 was US$1.6 million, US$0.6 million in 2006 and US$3.2 million in 2007.

    Environmental requirements in Mexico can be expected to become more aligned with world standards in the future. The planned capital expenditures and changes to upgrade the Luismin tailings management operations are expected to continue to comply with the operating standards required in Mexico, and to ultimately achieve compliance with international guidelines.

    19.2                TAYOLTITA TAILINGS

    The very rugged mountainous terrain and steep walled canyons in the San Dimas district have presented formidable challenges to tailings management as the scale of operations grew and storage areas were depleted. The Tayoltita operation has developed numerous tailings disposal sites in the valley near the mill and in more recent years, the tailings dam has been moved up the valley to the east of the mill. At that time the operation relied on 10 pumping stations to elevate the tailings to the containment site. The operation included the tailings line and solution return line on cable supports to cross the river valley without any provisions for spill containment in the event of a line failure.

    The historical construction practice has been to gradually build containment basins on the steep hillsides using thickened tailings while continuously decanting the solutions for recycle to the mill. On abandonment, the dried tailings have been left to dehydrate and efforts to establish a natural vegetation cover have been undertaken. The abandoned dams in the area are subject to erosion and instability until remediation measures are taken. On three of the older tailings dams near the Tayoltita mill, the land has been reclaimed for use as a soccer field, a softball field, and a garden nursery.

    Monitoring of the Piaxtla River downstream of the Tayoltita tailings deposits has not shown any environmental impact on the water quality, but WGM expects that it is impacted with higher suspended solids in periods of heavy rainfall.

    Under the current San Dimas plan, the Tayoltita Mill operation and future expansion will process all ore mined in the district with all tailings deposited in the currently active Cupias tailings disposal dam. Since the acquisition by Wheaton River in 2002 significant capital improvements have been made at the Tayoltita tailings operation and further improvements to the dam and operating practices are planned.

    During 2007, stages II and III of the AMEC (a geotechnical consulting company, based in Vancouver) remediation of the Tayoltita tailings dam were completed with the reinforcement of the dam bank with the compaction of 621,800 m3 of borrowed material. The 10 relay tailings pumping stations have been replaced with three positive displacement pumps operating in parallel with the capacity to pump high density tailings (53% solids)a distance of 1,847 m and up a 125 m difference in elevation to the dam. High capacity thickeners have been added to the mill to increase the tailings density and reduce the solution containment, hydrostatic heads, and return capacity required at the tailings dam. At the river crossing, the tailings lines are suspended in a spill recovery trough with provision to divert any spills into a containment area.

    Construction of the initial phase of an earthen berm against the downstream side of the dam had been completed to increase the safety factor of the containment structure. The project includes the construction of a seepage drainage and collection channel below the dam.

    19.3                     SAN ANTONIO TAILINGS

    Due primarily to the exhausted capacity of the tailings dam, the San Antonio Mill operation was shutdown in 2003. The tailings dam site is located in a turn in a steep walled river canyon downstream of the mill operation. The river has been diverted through two tunnels which have been excavated in the canyon wall on the inside of the river bend. A third tunnel for road access has been excavated and also serves as an additional channel for the river in high flow periods. In the 2002 due diligence by Wheaton River, the San Antonio tailings dam was identified as a risk to failure due to a low safety factor in the dam, risk associated with an unknown hydrostatic head in the active tailings deposition area, and possible erosion due to a flood event in the adjacent river.

    Since the shutdown of the mill operations, some of the risk has been removed by elimination of the hydrostatic head in the dam and diversion of a local drainage channel. It has been proposed that the dam safety factor be increased by extending the concrete wall on the upstream side of the dam and protection of the downstream side by covering with mine waste rock. These measures would also decrease the erosion potential of the tailings. Some of this work has been initiated while options to close and reclaim the tailings dam were studied.

    Luismin has now received approval to reclaim the San Antonio dam by stabilizing the tailings in their current location after the submittal of an environmental assessment that demonstrated the validity of the plan. A scale model was developed that through a series of tests determined the best design from the hydraulic aspect and to determine if some of the design features needed to be augmented. During 2007, in agreement with the design by Knight Piesold (Canadian geotechnical consultant), the emplacement of rock filled berm began with about 60% completed, however the rains and the lack of an access road significantly affected progress.

    During 2008, the works will be completed with a cover of compacted concrete on the dam face that will form a three step waterfall in the case of a maximum flow of water (rainfall).

    19.4                     EXPLORATION PROPERTIES

    19.4.1                  INTRODUCTION

    In addition to the three operating mines, Luismin owns or has an interest in 22 exploration properties throughout Mexico. The properties range from the more advanced exploration stage to preliminary grassroots stage. WGM has not visited these properties, but has completed a review of available data and held discussions with Luismin exploration staff. Table 14 summarizes the geology and work completed on the properties.

    Eighteen of the properties have signed joint venture agreements with other mining companies who operate the properties and one is presently being explored by Luismin.

    Figure 23 shows the location of these exploration properties. The particular details of each property are listed in Table 14.

    19.4.2                  DISCUSSION

    Since its acquisition by Wheaton River Minerals, Luismin has been active in evaluating and acquiring joint venture partners to explore and develop the exploration properties. WGM believes that the properties warrant further exploration and some, particularly those at a more advanced stage, appear to have very promising potential to develop Mineral Resources/Mineral Reserves.

    SLW MEX \ MEX_02_Exploration_Projects.cdr
    Last revision date: Thursday 21 February 2008

Intermediate Projects
1. Corralitos (J.V. Blackcomb Min)
2. La Fortuna (J.V. Blackcomb Min)
3. Yecore (J.V. Blackcomb Min)
4. Salitre (J.V. Blackcomb Min)
5. Altaresv (J.V. Blackcomb Min)
6. Los Reyes (J.V. Grandcru Resources)
8. Santa Domingo (J.V. Blackcomb Min)
9. Cebollas (J.V. Canasil)
12. La Blanca
16. Xichu
19. Yautepec (J.V. Chesapeake)
20. Ana Paula
21. El Limon
Grassroots Projects
7. Santa Monica (J.V. Orko Silver Corp)
10.El Candelero (J.V. Candymin)
13. Villa de Ramos
Advanced Projects
11. Ventanas (J.V. Capstone)
14. Dolores (J.V. Kings Minerals)
15. San Anton (J.V. Kings Minerals)
17. El Oro (J.V. Candente-Canaco)
18. Cerro de Dolores (J.V. Starcore)
Project under Development
Los Filos and Bermejal
Tijuana
Ensenada
Ciudad Juarez
Chihuahua
Guaymas
Nuevo Laredo
Topolobampo
Monterrey
SAN DIMAS
Durango
La Paz
Cabo San Lucas
Mazatlan
Tampico
Tepic
Tuxpan
Puerto Vallarta
Leon
Guadalajara
Cancun
Progreso
Merida
Mexico City
Veracruz
Manzanillo
Lazaro Cardenas
Coatzacoalcos
Acapulco
Oaxaca
LOS FILOS
Salina Cruz
N
0 125 625
Kilometres
Graphics by: Watts, Griffis and McOuat

Figure 23.

LUISMIN S.A. de C.V.

Mexican Exploration Projects

(after Luismin)

    TABLE 14.
    LUISMIN, S.A. DE C.V. - EXPLORATION PROJECT STATUS, 2007

No.	Project Name	Partnership Status	Claim Area	Location	State	Latitude or UTM North	Longitude or UTM East	Deposit Type	Commodity	Host Rock Lithology	Ore Mineralogy	Gangue Mineralogy	Alteration	Geophys	Geochem Typ	Drillholes	Mine Develop.	Historic Production		Royalties	Historical Estimate Inferred + ? Resources		Target Potential		Comments
1	Corralitos	JV with Blackcomb Minerals Inc.	416	38 km N38E Of Nuevo Casas Grandes, 283 km NW Of Chihuahua City	Chihuahua	3,402,000 N	246,000 E	Epithermal/Mesothermal Veins, Skarn, Mantos, Breccias	Zn, Cu, Pb, Au, Ag	Limestone, Sandstone, Siltstone, Quartz Diorite, Quartz Monzonite	Au, Ag, Py, Cpy, Bo, Ruby Silver, Gal, Sphal	Qtz, Ca, Py, Epidote, Skarn Minerals	Ca, Sil, Prop, Hem, Mt	None Known	50	8 (2,000)	Kilometres	3,000,000	1-2 AuAg, 2% Cu, 10%Zn/Pb	3% To Corp Turistica	None	None	3,000,000	1-2 AuAg, 2% Cu, 10%Zn/Pb	Site of significant former production.
2	La Fortuna	JV with Blackcomb Minerals Inc.	265	28 km S30E Of Nuevo Casas Grandes, 247 km NW Of Chihuhua City	Chihuahua	3,341,000 N	231,000 E	Low Sulphidation Epithermal Veins	Ag, Au	Rhyolitic Tuffs And Flows, Subvolcanic Intrusive	Au, Ag, Gal, Sphal, Py, Mn, Barite	Qtz, Ca, Ba, Adularia, Sericite, Clays	Sil, Argil, Prop, Hem, Jar, Chlor	IP, AR	120	2-3 (1,000)	2,300 m drift 390 m Shaft	40,000	300 Ag	3% To Corp Turistica	135,000	300 Ag	1,000,000	300 Ag	Collapsed caldera. Project needs resource definition through drilling, u/g development.
3	Yécora	JV with Blackcomb Minerals Inc.	676	25 km N77W Of Yecora Town, 200 km SE Of Hermosillo City	Sonora	3,139,000 N	673,000 E	Tourmaline Breccias, Stockwork, Porphry Cu/Mo/W, Au Veins	Cu/Mo/W (Ag-Au)	Monzonite, Quartz Monzonite, Tourmaline Breccia, Andesite	Mo, Cpy, WO3, Au, Ag, Gal, Sphal,	Qtz, Tourmaline, Silica, K-spar, Epidote, Biotite, Kaolinite	K-spar, Silica, Jarosite, Hem, Mt.	IP, AR	350	4-5?	Minor Tunneling	5,000	5 Au	3% To Corp Turistica	4,000,000	1-2% Cu, 2 Au	3,000,000	1-2% Cu/Mo(W), 2 Au, 30 Ag	Drilled by IMMSA. Large district of tourmaline breccia pipes-Los Verdes, La Providencia, Las Mantequillas, Tres Piedras, Penasco Blanco, plus gold, silver, copper veins. Old Cominco ground.
4	El Salitre	Luismin Managing Exploration Project	12,963	27 km N20E Of Santiago Papasquiaro, 150 km NW Of Durango City	Durango	2,794,000 N	467,000 E	Epithermal Veins/Hidrothermal breccias	Au, Ag	Andesite, Dacite, Rhyolite, tonalite, Domes, Dykes, Breccia	Au, Arg, Gal, Sphal, Cpy, Barite, Mercury, Py	Qtz, Calcite, Barite, Pyrite, Vuggy Silica, Clays	Argil, Adv Argil, Hem, Alunite	None	Rocks, Soils, 1,000	12 (3,144)	Minor Old UG Works	3,000	5 gr Au Equiv.?	3% To Corp Turistica On Some Claims/Others No NSR	2,000,000	3-4 Au Equiv.	2,000,000	1.5-3 Au Equiv.	Former JV partners completed surface prospecting, mapping, sampling and diamond drilling in 2004, 2005.
5	Altares	JV with Blackcomb Minerals Inc.	655	20 km NE of Badiraguato Town, 70 km North Of Culiacan City	Sinaloa	2,808,000 N	259,000 E	Tourmaline Breccias Au/Ag, Porphyry Cu At Depth	Au, Ag/Cu?	Granodiorite, Hornfels, Tourmaline Breccia, Meta Sediments, Meta Andesite	Free Au, Ag, Cu	Qtz, Tourmaline, Clay,	Epidote, Sericite, Hematite, Pyrite	None	23	None	Old Tunnels/Shafts	40,000	5 Au	3% To Corp Turistica	None	None	4,000,000	1-2 Au, ??Cu	Possible bulk tonnage low grade gold copper deposit.
6	Guadalupe De Los Reyes	JV Grandcru Resources Corp.	2,964	20 km SE Of Cosala Town, 120 km North Of Mazatlan City	Sinaloa & Durango	2,685,000 N	344,000 E	Low Sulphidation Epithermal Veins	Au, Ag	Andesite, Rhyolite	Au, Arg, Acanthite, Po, Electrum, Gal, Sphal, Mal, Az	Qtz, Calcite, Rhod., Adularia, Sericite, Epidote, Pyrite	Sil, Prop, Ser, Adualria, Clays	IP, AR	150	100 Plus Reverse Circulation	Former UG Mine	500,000 ounces Au, 41,000,000 ounces Ag	500 Ag, 3-5 Au	3% To Corp Turistica	1,000,000	200,000 Oz Au Equiv.	3,000,000	500,000 Oz Au Equiv.	200,000 ounces drill defined by Northern Crown. Peripheral claims mainly untested.
7	Santa Monica	JV Orko Silver Corp.	16,385	65 km N25E Of Durango City, 5, km SW Of Avino Mine	Durango	2,705,000 N	556,000 E	Low Sulphidation Epithermal Veins	Ag, Au	Andesite, Rhyolite, Basalt, Volcanic Breccia, Limestone, Sandstone, Conglomerate	Au, Ag	Qtz, Ca, Gal, Sphal, Py, Barite	Sil, Adualria, Ser, Prop, Arg	IP	500	None	None	None	None	None	None	None	3,000,000	300 Ag, 3-5 Au	Large land position located between La Preciosa to the west and Avino Mines to the east. Large block of land to north held by Penoles.
8	Santo Domingo	JV with Blackcomb Minerals Inc.	1,675	117 km North Of Mazatlan, 40 km NE Of San Ignacio	Sinaloa	2,680,000 N	365,000 E	Porphyry Au/Cu, Distal Gold Veins	Cu-Au-(Mo, Ag)	Quartz Monzonite, Shale, Andesite, Rhyolite, Diatreme Breccia	Au, Cpy, Mo, Ag, Py	Qtz, Py, Sphal, Gal, Cpy, Feox	Silica, Mt., Ad, Ser, Prop, Arg, Ox, Fluorite	IP, Magnetics	500	4, (982)	Former Shafts and Tunnels on Western Veins	1,000	5 Au	3% To Corp Turistica On Some Claims/Others No NSR	30,000,000	0.5% Cu, 1.5 Au	100,000,000	0.5% Cu, 1.5 Au	Battle Mtn. DDH's cut significant values in Cu-Au.
9	Cebollas	JV With Canasil Resources Inc.	1,860	14 km SE Of Tayoltita, Close To Cebollas Ranch	Durango	2,665,000 N	420,000 E	Low Sulphidation Epithermal Veins	Au, Ag	Capping, Rhyolite, Andesite, Intrusive	Au, Ag, Arg, Po, Ac, Sph, Gal	Qtz, Ca, Py, Sph, Gal, Lim, Mnox, Rhod	Prop, Arg, Ser, Ad, Sil, K-spar	None	350	8, (1218)	Former Small UG Mining	5,000	500 Ag, 3-5 Au	3% To Corp Turistica On Some Claims/Others No NSR	100,000	400 Ag, 3.5 Au	1,000,000	400 Ag, 3.5 Au	Canasil drilling left more questions than answers. Good infrastructure, near Tayoltita.
10	El Candelero	JV with Candymin SA de CV	2,281	142 km West Of Durango City, 17 km West of Tayoltita	Sinaloa	2,665,000 N	383.000 E	Low Sulphidation Epithermal Veins	Au, Ag	Andesite, Rhyolite, Granodiorite	Au, Ac, Proustite, Pyrargyrite, Py,	Qtz, Py, Sphal, Gal, Cpy, Rhod.	Silica, Mica, Prop, Ser, Adularia, Clay	None	55	None	Former Small UG Mining	5,000	500 Ag, 3-5 Au	3% To Corp Turistica	100,000	350 Ag, 5 Au	2,000,000	350 Ag, 5 Au	Narrow veins from 0.5 to 0.8 m, hosted in Lower Volcanics.
11	Ventanas	JV Pending With Mala Noche Resources SA de CV	3,470	110 km S84W Of Durango City, 30 km SE Of Tayoltita	Durango	2,653,000 N	421,000 E	Low Sulphidation Epithermal Veins, Stockworks	Ag, Au	Andesite, Rhyolite, Lower-Upper Volcanic Series, Ignimbrite, Intrusives	Au, Ag, Ac, Po, Sphal, Gal, Rhodonite, Rhodochrosite	Qtz, Calcite, Adularia, Ser, Py, Sphal, Gal, Cpy, Rhod.	Silica, Prop, Ser, Arg	None	1,000	21(>5,000) + 9 New (2,543)	Former Small UG Mining, Ramping	400,000	490Ag, 2.5 Au	None	350,000	370 Ag, 2.4 Au	2,500,000	370 Ag, 2.4 Au	The district includes Ventanas and Mala Noche, >125K Au equiv ounces historic production. Considered the geological and mineralogical twin to Tayoltita.
12	La Blanca	JV with Blackcomb Minerals Inc.	2,876	43 km N50W Of Sombrerete Town, 80 km SE Of Durango	Durango	2,643,000 N	609,000 E	Low Sulphidation Epithermal Veins	Au, Ag-(Zn, Pb, Cu)	Limestone, Shale, Sandstone, Dolomite, Rhyolite	Au, Arg, Sph, Ga, Cpy	Qtz, Ca, Jasperoid, Fluorite	Sil, Ca, Epidote, Clays	None	600	12 (3,606)	Small Shafts & Tunnels	2,000	Fluorite, 5 Au	3% To Corp Turistica On Some Claims/Others No NSR	None	None	1,000,000	250 Ag, 1.5 Au	Epithermal veining diststal to Sacrificio Pb/Zn skarn. Excellent infrastructure.

    TABLE 14
    LUISMIN, S.A. DE C.V. - EXPLORATION PROJECT STATUS, 2007
    (continued)

No.	Project Name	Partnership Status	Claim Area	Location	State	Latitude or UTM North	Longitude or UTM East	Deposit Type	Commodity	Host Rock Lithology	Ore Mineralogy	Gangue Mineralogy	Alteration	Geophys	Geochem Typ	Drillholes	Mine Develop.	Historic Production		Royalties	Historical Estimate Inferred + ? Resources		Target Potential		Comments
13	Villa de Ramos	JV Pending Blackcomb Minerals Inc.	5,147	80 km N85E Of Zacatecas City	San Luis Potosi	2,527,000 N	203,000 E	Low Sulphidation Epithermal Veins	Ag, Au-(Cu, Pb, Zn)	Phyllite, Andesite, Basalt, Limestone, Shale,	Au, Ag, Sphal, Arg, Gal, Cpy, Tet, Mal, Az	Qtz, Clay, Calcite, Barite, Fluorite	Sil, Cal, Argil, Epidote	None	300	No, 4-5 By IMMSA on Adjacent Claims	Kilometres, Adjac Mines	3,000,000 Tonnes From Nearby Mine	300-500Ag, 2-3Au, CuPbZn	3% To Corp Turistica On Some Claims/Others No NSR	None	None	2,000,000	300-500 Ag, 2-3 Au, ??CuPbZn	Excellent access and infrastructure. Requires geophysics & drill testing.
14	Dolores	JV With San Anton Resource Corp.	1,665	25 km WSW Of Dolores Hidalgo Townsite	Guanajuato	2,334.000 N	279,000 E	Roots To A Barren Porphyry System	Py, Cu, Au	Granodiorite, Diorite, Andesite	Traces Of Cu, Mo, Au, Ag, Pb, Zn	Qtz, Clay, Pyrite,	Argillic, Phyllic, Potassic	IP, Magnetics	200	None	None	Small Pits	None	3% To Corp Turistica	None	None	100,000,000	0.2%-0.5% Cu, Mo	Extensive alteration system, mainly argillic with zones of pyrite/quartz stockwork.
15	San Antón	JV With San Anton Resource Corp.	23,568	15 km WSW Of Dolores Hidalgo Town, 20 km NE Of Guanajuato City	Guanajuato	2,333,000 N	290,000 E	Porphyry Cu/Au/Ag/Mo, Low Sulphidation Epithermal Veins	Au, Ag, Cu, Mo, Pb, Zn	Qtz Monzonite, Hornfels, Calcareous Shale, Wacke, Limestone	Au, Ag, Mo, Arg, Cpy, Sph, Ga, Py, Aspy	Qtz, Py, Ser, Epidote, Magnetite, Hematite, Limonites, Clays	Potassic, Phyllic, Argillic, Propylitic, Skarn, Metasomatic	IP, AR (20km), Magnetics	4,000	381 (98,478)	Shafts/Adits on Veins	10,000 Shafts, Tunnels Epithermal Vein Mines	5 Au, 300 Ag	3% To C. Turistica On Some Claims/Others No NSR +3% Govt.	5,600,000	0.90 Au Equiv	300,000,000	24 Ag, 0.4 Au, 0.2% Cu	Peripheral to Cerro Del Gallo are vein targets that require drill testing. Both bulk and vein potential.
16	Xichu	JV with Blackcomb Minerals Inc.	2,500	5 km NE Of Xichu Town, 80 km East Of San Luis De La Paz	Guanajuato	2,358,000 N	391,000 E	Skarn/Vein/Manto-Breccia, Pb, Zn, Ag, Cu,Au	Zn, Pb, Ag, Cu, Au	Limestone, Chert, Dolomite, Shale, Acid -Intermediate Dykes, Sills	Gal, Sphal, Cpy, Ac, Py, Po, Asp, Pr, Pyr, Chal, Ten, Mal, Az	Calcite, Qtz, Goeth, Hem, Lim, Ba, Fl, Dol, Gypsum, Mt.	Carbonates, Skarn, Clay, Epidote, Silica	None	?	Historical Drilling	Extensive Old UG Works	2,000,000	250-750 Ag, 3.5% Pb, 5% Zn, 2-7% Cu	None	100,000	250-750 Ag, 3.5% Pb, 5% Zn, 2-7% Cu	1,000,000	250-750 Ag, 3.5% Pb, 5% Zn, 2-7% Cu	Acquired when Miranda Mining was purchased in Los Filos deal. Polymetallic base/precious metal skarn system. Former Asarco Mine.
17	El Oro	JV With Candente Res./Canaco Res.	14,950	75 km N45W Of Toluca City, 110 km NW Of Mexico City	Mexico-Michoacan	2,190,000 N	380,000 E	Low Sulphidation Epithermal Veins	Au, Ag	Basalt, Andesite, Phyllite, Carbonaceous Shale, Limestone	Au, Electrum, Ag, Arg, Sphal, Gal, Py	Qtz, Calcite, Adualria, Sericite, Rhodochrosite	Argillic, Prop, Sil, Ser, K-spar	RSIP, CSAMT, RSAMT	Placer, MMI, 1,700	66, (17,000)	Major Drifts, Shafts, Stopes	30,000,000	15 Au, 200 Ag	3% To San Luis On Some Claims/Others No NSR +3% Govt.	2,000,000	10 Au, 150 Ag	5,000,000	10 Au, 150 Ag	Very significant production history, >20 million Au equiv ounces.
18	Cerro de Dolores	JV With Starcore International Ventures Ltd.	3,041	120 km S33E Of Cuernavaca City, 190 km SE Of Mexico City	Puebla	1,983,000 N	540,000 E	VMS, Vein, Karst, Manto Replacement, Epithermal Roots	Ag, Pb, Zn, Cu, Au	Phyllite, Quartzite (Chert), Limestone, Meta-Andesite, Jasperoid	Ag, Sphal, Gal, Ruby Ag, Cpy, Au	Qtz, Sparry Calcite, Barite, Py	Sil, Chl, Ser, Clay	IP, AR	500	>30 (5,000)	4,000	5,000	1kg Ag 30% ZnPb	3% To C. Turistica On Some Claims/Others No NSR	480,000	150 Ag, 7% Zn/Pb	2,000,000	150 Ag, 10% Zn/Pb	Zn/Pb/Ag Non 43-101 Reserves. Good infrastructure. Significant exploration potential.
19	La Gitana	JV With Chesapeake Gold Corp.	494	120 km S60E Of Oaxaca De Juarez	Oaxaca	1,826,000 N	207,000 E	Epithermal Veins, Disseminated Au/Ag	Au, Ag	Rhyolite Porphyry, Andesite Tuffs, Dyke Swarms	Au, Ag, Py	Opaline Quartz Veinlets, Clay	Qtz, Clay, Stockworks	None	1,000	40 (8,500)	Pits, Trenches, Tunnels	1,000	5 Au, 300 Ag	3% To Corp Turistica On Some Claims/Others No NSR	None	None	500,000	3-5 Au, 250 Ag	Extensively explored by Chesapeake with limited success.
20	Ana Paula	Luismin Managing Exploration Project	7,600	40 km SW Of Iguala, 130 km N Of Acapulco	Guerrero	1,997,500 N	410,000 E	Skarn/Intrusive Hosted Au/Ag-Base Metals	Au, Ag, Cu	Limestone, Granodiorite, Diorite, Quartz Monzonite, Breccia	Au, Ag, CuOx, Aspy, Py, Sphal, Gal, Cpy, Enarg, Tet, SSalts	Calc-silicates, Qtz, Hem, Felds, Micas, Clays, Apatite, Rutile	Endo-Exoskarn, Epidote, Jasperiod, Felds, Qtz, Ser, Clay	Airborne Mag, IP	1,200	11, (3689)	Some Small Adits, Cat Trenching	100	15 Au	None	None	None	120,000,000	1.5 Au, 0.1%Cu	This project came with the Los Filos acquisition. Lies north of the Rio Balsas. Magnetic anomaly associated with Exoskarn/Endoskarn. Luismin drilling in 2007
21	El Limon	21.2% Goldcorp 78.8% Teck Cominco	26,262	10 km NNW Of Los Filos	Guerrero	1,990,000 N	420,000 E	SSkarn/Intrusive Hosted Au/Ag-Cu	Au, Ag, Cu	Limestone, Granodiorite, Diorite	Au, Ag, CuOx, CuSulphide, PbS, Zns	Calc-silicates, Hem, Mt, Clays	Endo-Exoskarn, Jasperiod, Felds, Qtz, Ser, Clays	Airborne Magnetic, I.P.	1,000's	200+	Some Small Adits, Surface Trenches	None	None	JV Teck Cominco	16,500,000	3.06 Au ?? Cu	60,000,000	2.5-3 Au	This project came with the Los Filos acquisition. Lies south of Rio Balsas. Teck-Cominco is actively exploring.
22	La Yesca	Luismin Managing Exploration Project	24,925	70 km south of Rioverde SLP	Guanajuato, Querétaro, San Luis Potosi	2,364,909 N	417,742 E	Skarn/Vein/Diatreme-Breccia, Pb, Zn, Ag, Cu,Au	Zn, Pb, Ag, Cu, Au	Calcareus Shales, Limestones, Sandstones, Limonites, Granodiorite, Dacite	Gal, Sphal, Mo, Asp, Pr, Pyr,	Calcite, Qtz, Goeth, Hem, Lim	Carbonates, Skarn, Clay, Epidote, Silica	None	17	none	Some Small Adits, Surface Trenches	None							This project was staked for instruction of Goldcorp VP Exploration in 2007. Exploration works will be started in 2008.

    20. CAPITAL AND OPERATING COSTS

    20.1                      CAPITAL COSTS

    20.1.1                   GENERAL

    Capital costs for the San Dimas operations are estimated by Luismin in three general categories: 1) mine ii) plant, and iii) other. The estimates are developed internally by Luismin with additional input from external consultants for specialized areas e.g. in the mill expansion, in hydroelectric power generation; and in the remediation of the tailings dams. The capex includes capital to sustain the existing operations, capital to expand the production capacity, capital to increase power for the planned increased plant capacity (hydroelectric power generation) and capital to remove the identified risks with tailings management facilities.

    Major capital investment totalling US$56.6 million was made in 2007 with the total capex projected for years 2008 to 2011 at approximately US$23 million per year.

    20.1.2                    CAPITAL EXPENDITURES FOR ENVIRONMENTAL MITIGATION AND UPGRADE OF TAILINGS MANAGEMENT PRACTICE.

    Tayoltita/Cupias Tailings Dam

    Capital expenditures at the new Tayoltita tailings dam (the Cupias Dam) since 2004 total more than US$ 3.8 million. A budget of US$1.5 million for 2008 will complete the dam that will have a storage capacity for more than 25 years at a mill rate of 3,200 tpd.

    San Antonio Tailings

    Capital expenditures on the remediation of the San Antonio tailings dam since 2005 totals approximately US$5.1 million with a budget for capital expenditure for 2008 set at US$4.5 million which is programmed to complete the remediation of the dam.

    20.1.3                    CAPITAL EXPENDITURES FOR EXPANSION OF PRODUCTION

    The mill expansion that began in 2004 from 2,100 tpd to 3,200 tpd is planned to be completed by year 2010.

    Approximately US$23 million has been invested up to 2007 in the mill expansion with a US$2.6 million budget capital planned for 2008. The expansion has involved additional pumping, additional thicknesses, tank conversions, demolition of the old grinding circuit and a new precipitation/smelting-circuit. A new electro precipitation process ("EMEW") the first of its kind in the world for precipitation of both gold and silver will be tested by Luismin during 2008, and if the process proves successful, will replace the present Merille Crowe process and eliminate the need for zinc. The mill capacity at Tayoltita at 3,200 tpd by 2010 will have increased by 62% since 2002.

    20.1.4                 LAS TRUCHAS HYDRO POWER PLANT/LINE

    The construction of the hydro generated power line that began in 2005 nears completion. This 34 kVA powerline from Las Truchas Dam, 42 km north of the San Dimas Mine, will expand the present available power from 1.4 MW to 7.0 MW (Stage 1) and reduce power costs from 11 cents/kWh to 4 cents/kWh. A total of US$30.9 million has been invested since 2005 (US$20.9 million in 2007) with US$2.2 million projected for 2008 to complete Stage 1. Stage 1 involved both the relocation of the town at the dam site and the construction of a new power house. A possible Stage II to provide an additional 7 MW is under consideration but not yet budgeted.

    20.2                     OPERATING COSTS

    Luismin maintains a cost centre for the San Dimas mine operating units that forms the basis for the cutoff grade used to control the mine operations. An additional annual head office cost of approximately US$6 million for general and administrative expenses is not distributed by Luismin to the individual operating units.

    The San Dimas district has a higher cost structure than normal due to the remote location of the operations and required townsite infrastructure.

    WGM has prepared a cash flow analysis based on the following basic assumptions:

      San Dimas Capital Costs (Luismin estimates);
      San Dimas 2007 unit costs;
      A 10% profit sharing (deductible for income tax purposes);
      A 28% Corporate Tax;
      The new minimum tax ignored; and
      The deduction of 100% of capital before calculating income tax (without the San Dimas tax pools, this is believed to be a reasonable approximation) at an assumed gold price of US$700.00/oz and a silver price of US$13.00/oz.

    Table 15 illustrates the projected Net Cash Flow for the San Dimas mines for the period 2007 to Year 2011.

    TABLE 15.
    SAN DIMAS PROJECT, NET CASH FLOW
    February 2008 (US$ thousands)

	Units	TOTAL	2007	2008	2009	2010	2011
Production
Milled	t	4,341,000	684,000	720,000	837,000	1,050,000	1,050,000
Ag Grade	g/t	358	338	335	320	388	388
Au Grade	g/t	5.96	6.26	6.30	6.00	5.73	5.73
Ag Recovery	%	91.8%	92%	92%	91%	92%	92%
Au Recovery	%	95.3%	96%	96%	95%	95%	95%
Silver Production	kg	1,427,951	212,697	221,904	243,734	374,808	374,808
Gold Production	kg	24,667	4,111	4,355	4,771	5,716	5,716
Silver Production	oz	45,909,686	6,838,355	7,134,378	7,836,242	12,050,355	12,050,355
Gold Production	oz	793,074	132,158	140,002	153,388	183,763	183,763
Silver Revenue	k$	596,826	88,899	92,747	101,871	156,655	156,655
Gold Revenue	k$	555,152	92,510	98,002	107,372	128,634	128,634
Total Revenue	k$	1,151,978	181,409	190,749	209,243	285,289	285,289

Operating Costs
Mining	k$	92,463	14,569	15,336	17,828	22,365	22,365
Processing	k$	44,712	7,045	7,416	8,621	10,815	10,815
Maintenance	k$	44,278	6,977	7,344	8,537	10,710	10,710
Other	k$	151,501	23,872	25,128	29,211	36,645	36,645
Total Operating Costs	k$	332,955	52,463	55,224	64,198	80,535	80,535

EBITDA*	k$	819,023	128,946	135,525	145,045	204,754	204,754
Less: Profit Sharing (10%)	k$	66,861	7,248	11,232	12,037	18,152	18,192
Taxes (28%)	k$	168,491	18,266	28,306	30,333	45,742	45,844
Capital Investment	k$	150,410	56,463	23,200	24,674	23,238	22,835
Net Cash Flow 2007-2011	k$	433,261	46,969	72,786	78,000	117,622	117,883
Net Cash Flow 2008-2011	k$	386,292

    * Earnings before interest, taxes, depreciation and amortization.

    21. MARKETS AND CONTRACTS

    Gold and silver doré in the form of bullion that was produced from the mines during 2007 was shipped 45.31% to Peñoles refinery in Torreon, Mexico and 54.69% to the Johnson Matthey refinery in Salt Lake City, Utah. The terms of the Peñoles refinery contract a charge of US$4.25/kg of doré at 99.8% of Au and Ag content, while the terms of the Johnson Matthey refinery charge US$0.14/ounce of doré received. Payment is due 20 days following receipt of the bullion at the refinery.

    The Luismin doré is a clean product with few impurities. There are numerous refineries around the world available to take the doré.

    Luismin has used hedging in the past to considerable advantage in sales prices realized but terminated virtually all hedge positions in September 2001.

    22. OBSERVATIONS, CONCLUSIONS AND RECOMMENDATIONS

    WGM's review of Luismin's three operating mines, previous operating records as well as the currently identified Mineral Reserves and Mineral Resources has concluded that profitable operations should be sustainable for at least the next 15 years. Based on the operating history of Luismin, the potential for additional reserves being found on current land holdings, and the high success rate in turning resources into reserves, it is also probable that profitable operations will be extended much beyond the 15 year period that has been considered by WGM in its analysis.

    In addition to the general conclusion on the future viability of the Luismin operations, WGM has also reached the following conclusions:

      Total Proven and Probable Mineral Reserves estimated as of December 31, 2007, for Luismin's three operating mines are 4.68 million tonnes at a grade of 381 g Ag/t and 5.41 g Au/t as follows:
	Tonnes		Grade
			g Ag/t	g Au/t
Proven	Tayoltita	322,991	318	2.90
	Santa Rita	233,526	339	2.45
	Block Central	1,042,036	419	7.39

Probable	Tayoltita	1,111,263	309	3.15
	Santa Rita	442,047	337	2.84
	Block Central	1,526,597	440	7.44

      The procedures used by Luismin to estimate the Mineral Reserves are reasonable and the reserves fairly represent the tonnage and grade that can be expected from an operation;

      The total Inferred Mineral Resources, estimated as of December 31, 2007, for the same three operating mines, and not included in the Mineral Reserves stated above, are about 17.55 million tonnes at an approximate grade of 324 g Ag/t and 3.29 g Au/t;

      The procedures used by Luismin to estimate the Inferred Mineral Resources are reasonable and the Inferred Resource estimate represents a reasonable expectation of potential;

      The experience and capabilities of the Luismin management team are regarded as excellent and important elements in the success of current and future operations;

      The potential for exploration, both on active mining properties as well as on exploration holdings, to expand the reserve base to both support and expand operations is excellent;

      Future operations will incur additional capital and operating costs for management of tailings sites as well as remediation of existing sites;

      Opportunities for future reductions in operating costs will be possible with capital investment in mining and processing equipment as well as changes to operating practices;

      It is evident that the Luismin operations have grown gradually over time where capital expenditures have been justified on short term planning and assessments. This has resulted in "add on" style expansions and a variety of equipment sizes and types that reduces some efficiencies in operations and maintenance that could otherwise be realized with longer term planning;

      An economic analysis of the Proven and Probable Reserves of the operations completed in March 2008 demonstrated that the reserves can be mined and processed at a profit; and

      A review of production and costs for 2006 and 2007 has demonstrated that the February 2008 economic analysis is valid.

    As a result of WGM’s most recent review of the Luismin operations and comparison to the review completed at the time of the Wheaton acquisition in 2002, the following additional observations and conclusions are provided:

      The capital investment made available for exploration has resulted in the development of significant new mining areas in the San Dimas district that have substantially increased the grades being mined;

      The capital investment in mining equipment and the process plant have allowed the mine to develop the new areas and bring them into production quickly;

      Luismin management has made considerable progress in implementing safer practices in the underground operations by introducing rock mechanics expertise and modern ground control techniques to reduce the risks inherent in the operations;

      Although there is more work planned, substantial progress has been made in improving tailings management, in on site awareness of the international guidelines in regard to tailings dams, and in introducing lower risk techniques to generally upgrade this aspect of the operations; and,

      Site management has ongoing focus on reducing costs and improving the efficiencies of the operations through a very thorough data collection and reporting system.

    23. SIGNATURE PAGE

    This report entitled “An Audit of the Mineral Reserves/Resources Tayoltita, Santa Rita and San Antonio Mines as of December 31, 2007 for Silver Wheaton Corp.” was prepared and signed by the following authors as of February 22, 2008.

signed by	signed by
“Velasquez Spring ”	“Gordon Watts ”

___________________________________	___________________________________
Velasquez Spring, P.Eng.	Gordon Watts, P.Eng.
Senior Geologist	Senior Associate Mineral Economist

CERTIFICATE

To Accompany the Report titled
"An Audit of the Mineral Reserves/Resources Tayoltita, Santa Rita and San Antonio
Mines, as of December 31, 2007, for Silver Wheaton Corp."
dated February 22, 2008

    I, Velasquez Spring, do hereby certify that:

1.	I reside at 1020 Walden Circle, Unit 17, Mississauga, Ontario, Canada, L5J 4J9.

2.	I am a graduate from the University of Toronto, Toronto, Ontario with a B.A.Sc. Degree in Applied Geology (1957), and I have practised my profession continuously since that time.

3.	I am a member of the Association of Professional Engineers Ontario (Membership Number 43927011).

4.	I am a Senior Geologist with Watts Griffis and McOuat Limited, a firm of consulting geologists and engineers, which has been authorized to practice professional engineering by Professional Engineers Ontario since 1969, and professional geoscience by the Association of Professional Geoscientists of Ontario.

5.	I am a qualified person for the purpose of NI 43-101 with regard to epithermal mineral deposits and resource and reserve audits. I have worked as a professional engineer for over 50 years since graduation. My relevant experience for the purpose of this Technical Report is:

      Visited studied and explored numerous epithermal Ag-Au deposits along the Sierra Madre Occidental while exploration manager for Texas Gulf Sulphur during 1967 and 1970;
      Member of the "Exploration Guidelines and Reporting Standards Committee" precursor to NI 43-101;
      Member of CSA Mining Technical Advisory and Monitoring Committee;
      Prepared several National Policy 2-A, and since 2005 National Instrument 43-101 reports on epithermal Ag-Au mines/properties along the Sierra Madre Occidental; and
      Visited the San Dimas mines and carried out several technical due diligence examination and geological examinations both on surface and underground during the past seven years.
6.	I visited the three mining properties on five occasions between January 16 to 26, 2002, March 7 to 11, 2002, January 18 to 22, 2003, September 27 to October 3, 2004, January 17 to 19, 2007, and January 14 and 15, 2008.

7.	I was solely responsible for all sections except Section 20.

8.	I have no personal knowledge as of the date of this certificate of any material fact or change, which is not reflected in this report.

9.	Neither I, nor any affiliated entity of mine, is at present, under an agreement, arrangement or understanding or expects to become, an insider, associate, affiliated entity or employee of Silver Wheaton Corp., or any associated or affiliated entities.

10.	Neither I, nor any affiliated entity of mine own, directly or indirectly, nor expect to receive, any interest in the properties or securities of Silver Wheaton Corp., or any associated or affiliated companies.

11.	Neither I, nor any affiliated entity of mine, have earned the majority of our income during the preceding three years from Silver Wheaton Corp., or any associated or affiliated companies.

12.	I have read NI 43-101 and Form 43-101F1 and have prepared the technical report in compliance with NI 43-101 and Form 43-101F1; and have prepared the report in conformity with generally accepted Canadian mining industry practice, and as of the date of the certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

signed by
“Velasquez Spring ”

Velasquez Spring, P.Eng., B.A.Sc.
February 22, 2008

CERTIFICATE

To Accompany the Report titled
"An Audit of the Mineral Reserves/Resources Tayoltita, Santa Rita and San Antonio
Mines, as of December 31, 2007, for Silver Wheaton Corp."
dated February 22, 2008

    I, Gordon Watts, do hereby certify that:

1.	I reside at Suite 1301, 80 Mill Street, Toronto, Ontario, Canada, M5A 4T3.

2.	I am a graduate from the University of Toronto, Toronto, Ontario with a B.A.Sc. Degree in Mining Engineering (1966), and I have practised my profession continuously since 1969.

3.	I am a member of the Association of Professional Engineers Ontario (Membership Number 49149016).

4.	I am a Senior Associate Mineral Economist with Watts Griffis and McOuat Limited, a firm of consulting geologists and engineers, which has been authorized to practice professional engineering by Professional Engineers Ontario since 1969, and professional geoscience by the Association of Professional Geoscientists of Ontario.

5.	I am a qualified person for the purpose of NI 43-101. I have worked as a professional engineer for over 42 years since graduation. My relevant experience for the purpose of this Technical Report is:

      The preparation of over 250 financial models during the past 28 years;
      Skilled in tax modelling, risk analysis and Monte Carlo simulations;
      Constructed numerous mining cash flows models for mining consulting companies e.g. Watts, Griffis and McOuat; Scott Wilson Roscoe Postle Associate; ACA Howe; MPH; Derry Michener Booth and Wahl; and
      Prepared reports on mineral properties throughout Canada, the United States of America and internationally.
6.	I have not visited the mining properties.

7.	I was solely responsible for Section 20.

8.	I have no personal knowledge as of the date of this certificate of any material fact or change, which is not reflected in this report.

9.	Neither I, nor any affiliated entity of mine, is at present, under an agreement, arrangement or understanding or expects to become, an insider, associate, affiliated entity or employee of Silver Wheaton Corp., or any associated or affiliated entities.

10.	Neither I, nor any affiliated entity of mine own, directly or indirectly, nor expect to receive, any interest in the properties or securities of Silver Wheaton Corp., or any associated or affiliated companies.

11.	Neither I, nor any affiliated entity of mine, have earned the majority of our income during the preceding three years from Silver Wheaton Corp., or any associated or affiliated companies.

12.	I have read NI 43-101 and Form 43-101F1 and have prepared the technical report in compliance with NI 43-101 and Form 43-101F1; and have prepared the report in conformity with generally accepted Canadian mining industry practice, and as of the date of the certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

signed by
“Gordon Watts ”

Gordon Watts, B.A.Sc., P.Eng.
February 22, 2008

    REFERENCES

    Minas Luismin S.A. de C.V.

Jan. 2002	Data Room Index (selected items were reviewed by WGM from the following sections:
Section 5 Reserves and Resources, p. 18.
Sections 6.0 to 6.5 Operative Mines: Tayoltita, Santa Rita, San
Antonio, San Martin and La Guitarra, pp. 19 to 50.
Section 7 Exploration Projects, pp. 35 to 50.

    Society of Economic Geologists

2001	Geology of the Santa Rita Ag-Au Deposit, San Dimas District
Durango, Mexico. SP8, pp. 39 to 58.

    SRK Consulting

2002	Environmental Due Diligence Review of Active Mining Units Owned
and Operated by Minas Luismin S.A. de C.V.

    Watts, Griffis and McOuat Limited

2006	An Audit of the Mineral Reserves/Resources Tayoltita, Santa Rita and
San Antonio Mines as of December 31, 2006 for Silver Wheaton Corp.

2004	An Audit of the Mineral Reserves/Resources Tayoltita, Santa Rita and
San Antonio as of December 31, 2004 for Silver Wheaton Corp.

2002	A Technical Review of the Tayoltita, Santa Rita, San Antonio, La
Guitarra and San Martin Operating Silver and Gold Mines in Mexico
for Wheaton River Minerals Ltd.

2002	Technical review letter report re: Project Armstrong, pp. 1 to 18.

    Wheaton River Minerals Ltd.

2002	Trip Report by R. Gagnon.
2002	Trip Report by R.D. Bergen.
2002	Trip Report by Randy Smallwood.